
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )


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Adobe Systems Incorporated
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Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 5, 2007

Dear Stockholders:

You are cordially invited to attend our 2007 Annual Meeting of Stockholders to be held on April 5, 2007 at 3:00 p.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. We are holding the meeting to:

1. Elect five Class II members of our Board of Directors to serve for a two-year term;

2. Approve the amendment and restatement of the Adobe Systems Incorporated 2003 Equity Incentive Plan;

3. Consider and vote on a stockholder proposal, as described in the attached proxy statement;

4. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on November 30, 2007; and

5. Transact any other business that may properly come before the meeting.

If you owned our common stock at the close of business on Monday, February 12, 2007, you may attend and vote at the meeting. If you cannot attend the meeting, you may vote by telephone or by using the Internet as instructed on the enclosed proxy card or by mailing the proxy card in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose for the ten days prior to the meeting for any purpose related to the meeting.

We look forward to seeing you at the meeting.

Sincerely,

Karen O. Cottle

Karen O. Cottle
Senior Vice President, General Counsel & Secretary

March 2, 2007
San Jose, California

As promptly as possible, please vote by telephone or by using the Internet as instructed on the enclosed proxy card or complete, sign and date the proxy card and return it in the enclosed postage-paid envelope.

ADOBE SYSTEMS INCORPORATED

**Proxy Statement
for the
Annual Meeting of Stockholders
To Be Held April 5, 2007**

TABLE OF CONTENTS

ADOBE SYSTEMS INCORPORATED

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for our Annual Meeting of Stockholders to be held on April 5, 2007 at 3:00 p.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Voting materials, which include the proxy statement, proxy card and our 2006 Annual Report on Form 10-K, as amended, will be mailed to our stockholders on or about March 2, 2007. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110, and our telephone number is (408) 536-6000.

We will bear the expense of soliciting proxies. In addition to these mailed proxy materials, our directors and employees (who will receive no compensation in addition to their regular salaries) may also solicit proxies in person, by telephone or by electronic mail. We have also hired Innisfree M&A Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $7,500 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses, estimated at about $4,000. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

QUESTIONS AND ANSWERS

Q: Who may vote at the meeting?

A: Our Board of Directors set February 12, 2007, as the record date for the meeting. If you owned our common stock at the close of business on February 12, 2007, you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. As of February 12, 2007, there were 587,927,044 shares of our common stock outstanding and entitled to vote at the meeting.

Q: What is the quorum requirement for the meeting?

A: A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Shares are counted as present at the meeting if you:

- are present and entitled to vote in person at the meeting; or

- have properly submitted a proxy card or voted by telephone or by the Internet.

If you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote.

Each proposal identifies the votes needed to approve or ratify the proposed action.

Q: What proposals will be voted on at the meeting?

A: There are four proposals scheduled to be voted on at the meeting:

- Election of the five Class II members of our Board of Directors;

- Approval of the amendment and restatement of the Adobe Systems Incorporated 2003 Equity Incentive Plan;

- Stockholder proposal as described in this proxy statement; and

- Ratification of KPMG LLP as our independent registered public accounting firm.

We will also consider any other business that properly comes before the meeting.

Q: How may I vote my shares in person at the meeting?

A: If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareowner of record, and the proxy materials, including a proxy card, are being sent directly to you. As the shareowner of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name, and the proxy materials are being forwarded to you with a voting instruction card. As the beneficial owner, you are also invited to attend the annual meeting. Since a beneficial owner is not the shareowner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a registered shareowner of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker, trustee or nominee. In most cases, you will be able to do this by telephone, by using the Internet or by mail. Please refer to the summary instructions included with your proxy materials and on your proxy card. For shares held in street name, the voting instruction card will be included by your stockbroker, trustee or nominee.

BY TELEPHONE OR INTERNET—If you have telephone or Internet access, you may submit your proxy by following the instructions with your proxy materials and on your proxy card.

BY MAIL—You may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instruction card included by your stockbroker, trustee or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I revoke my proxy and change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date; or voting by telephone or by using the Internet, both of which must be completed by 11:59 p.m. Eastern Time on April 4, 2007 (your latest telephone or Internet proxy is counted); or by attending the meeting and voting in person. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2007.

PROPOSAL 1
ELECTION OF DIRECTORS

We currently have 11 members on our Board of Directors, which is divided into two classes (Class I and Class II) with alternating two-year terms. Proxy holders will vote for the five Class II nominees listed below to serve until our 2009 annual meeting of stockholders and until his or her successor has been elected and qualified, or until the director's death, resignation or removal. The members of our Board who are Class I directors will be considered for nomination for election in 2008.

Each of the nominees listed below is currently a director of Adobe. Robert K. Burgess was appointed to our Board in December 2005 pursuant to the terms of an acquisition agreement between Adobe and Macromedia. All other Class II nominees have previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

Vote Required and Board Recommendation

The accompanying proxy will be voted for the nominees to serve as directors unless you indicate to the contrary on the proxy card. The five Class II nominees receiving the most "FOR" votes will be elected. Nothwithstanding the foregoing, in September 2006, our Board approved an amendment to Adobe's Corporate Governance Guidelines to require that even if a director receives a plurality of "for" votes in an uncontested election, if a majority of the votes cast are "withheld," the director is to tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Nominating and Governance Committee, will determine whether to accept the director's resignation. The election of directors pursuant to this proposal is an uncontested election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR ALL" NOMINEES

Our Board of Directors

The following tables set forth the name and age of each nominee and each director of Adobe whose term of office continues after the meeting, the principal occupation of each during the past five years, and the year each began serving as a director of Adobe:

Nominees for Election as Class II Directors for a Term Expiring in 2009

Name	Principal Occupation During Last Five Years	Age	Director Since
Robert K. Burgess	Mr. Burgess served as Executive Chairman of Macromedia, Inc., a provider of Internet and multimedia software, from January 2005 until his retirement in December 2005. From November 1996 to January 2005, Mr. Burgess served as Chief Executive Officer of Macromedia. He also served on the Board of Directors of Macromedia from November 1996 and as Chairman of the Board from July 1998 until December 2005, when Macromedia was acquired by Adobe. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and served as Chief Executive Officer and a member of the Board of Directors of Alias Research, Inc.,a 3D software company. Mr. Burgess holds a B.Com. from McMaster University.	49	2005

Nominees for Election as Class II Directors for a Term Expiring in 2009

Name	Principal Occupation During Last Five Years	Age	Director Since
Carol Mills.	Ms. Mills has been an independent consultant since February 2006. Ms. Mills was the former Executive Vice President and General Manager, Infrastructure Products Group, of Juniper Networks, Inc., a provider of networking and security solutions, from November 2004 until February 2006. Prior to joining Juniper Networks, Ms. Mills was an independent consultant from 2002 until November 2004. Ms. Mills was formerly the President and Chief Executive Officer of Acta Technology, Inc., a private data integration company that was acquired by Business Objects in late 2002. Prior to joining Acta in July 1998, Ms. Mills held several executive positions at the Hewlett-Packard Company, a computer and electronics company. Ms. Mills holds an M.B.A. from Harvard Business School and a B.A. in Economics from Smith College.	53	1998
Colleen M. Pouliot.	Ms. Pouliot has been engaged in the private practice of law since her retirement from Adobe in April 2002. Ms. Pouliot served as Senior Vice President, Special Projects, for Adobe's Chief Executive Officer from December 2001 to April 2002. From December 1997 to December 2001, Ms. Pouliot was our Senior Vice President and General Counsel. She joined Adobe in July 1988 as Associate General Counsel and became Corporate Secretary in April 1989. In December 1990, she was promoted to General Counsel. In December 1992, she was promoted to Vice President; and in December 1997, she was promoted to Senior Vice President. Ms. Pouliot holds a J.D. from the University of California, Davis School of Law and a B.S. in Economics from Santa Clara University.	48	2001
Robert Sedgewick	Dr. Sedgewick has been a Professor of Computer Science at Princeton University since 1985, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University.	60	1990

Nominees for Election as Class II Directors for a Term Expiring in 2009

Name	Principal Occupation During Last Five Years	Age	Director Since
John E. Warnock	Dr. Warnock was a founder of Adobe and has been our Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman with Charles M. Geschke. Dr. Warnock served as our Chief Executive Officer from 1982 through December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock currently serves as Chairman of the Board of Salon Media Group, Inc. and served as a Director of Knight-Ridder, Inc. until its acquisition by The McClatchy Company in June 2006. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah.	66	1983

Incumbent Class I Directors with a Term Expiring in 2008

Name	Principal Occupation During Last Five Years	Age	Director Since
Edward W. Barnholt . . .	Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from March 1999 to March 2005 and as Chairman of the Board from November 2002 until his retirement in March 2005. From 1990 to 1999, Mr. Barnholt served in several executive positions at the Hewlett-Packard Company, including serving as Executive Vice President and General Manager of its Measurements Organization. Mr. Barnholt currently serves on the Board of Directors of eBay Inc. and as Chairman of the Board of KLA-Tencor Corporation. Mr. Barnholt holds a B.S. and a M.S. in electrical engineering from Stanford University.	63	2005
Michael R. Cannon	Mr. Cannon currently serves as President, Global Operations for Dell Inc., a computer systems manufacturer and services provider. Prior to joining Dell in February 2007, Mr. Cannon was the President and Chief Executive Officer, and served on the Board of Directors, of Solectron Corporation, an electronic manufacturing services company, which he joined in January 2003. From July 1996 until joining Solectron, Mr. Cannon served as the President and Chief Executive Officer of Maxtor Corporation, a disk drive manufacturer. During this time, Mr. Cannon also served on Maxtor's Board of Directors, and he currently serves on the Board of Directors of Seagate Technology, which acquired Maxtor in May 2006. Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School.	54	2003

Incumbent Class I Directors with a Term Expiring in 2008

Name	Principal Occupation During Last Five Years	Age	Director Since
Bruce R. Chizen	Mr. Chizen currently serves as our Chief Executive Officer. He joined Adobe in August 1994 upon the closing of the acquisition of Aldus Corporation as our Vice President and General Manager, Consumer Products Division. In December 1997, he was promoted to Senior Vice President and General Manager, Graphic Products Division; and in August 1998, Mr. Chizen was promoted to Executive Vice President, Products and Marketing. In April 2000, Mr. Chizen was promoted to President of Adobe, and in December 2000, he also became our Chief Executive Officer and a member of our Board of Directors. In January 2005, Mr. Chizen relinquished the title of President, but continues to serve as our Chief Executive Officer and as a member of our Board. Mr. Chizen currently serves on the Board of Directors of Synopsys, Inc. Mr. Chizen holds a B.S. from Brooklyn College, City University of New York.	51	2000
James E. Daley	Mr. Daley has been an independent consultant since his retirement in July 2003 from Electronic Data Systems ("EDS"), an information technology service company. Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003, and as its Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. From 1963 until his retirement in 1998, Mr. Daley was with Price Waterhouse, L.L.P., an accounting firm, where he served as Co-Chairman—Operations and Vice-Chairman—International from 1988 to 1998. Mr. Daley currently serves on the Board of Directors of The Guardian Life Insurance Company of America, a mutual insurance company. Mr. Daley holds a B.B.A. from Ohio University.	65	2001
Charles M. Geschke. . . .	Dr. Geschke was a founder of Adobe and has served as our Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was our Chief Operating Officer from December 1986 until July 1994 and our President from April 1989 until his retirement in April 2000. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University.	67	1983
Delbert W. Yocam	Mr. Yocam has been an independent consultant since his retirement as Chairman of the Board and Chief Executive Officer of Borland Software Corporation, a software delivery optimization company, from December 1996 through April 1999. Prior to joining Borland in 1996, Mr. Yocam held positions at Tektronix, Inc., as a provider of test, measurement and monitoring solutions and services, and Apple, Inc., a hardware and software company. Mr. Yocam holds an M.B.A. from California State University, Long Beach, and a B.A. in Business Administration from California State University, Fullerton.	63	1991

Independence of Directors

As required by the NASDAQ Global Select Market's ("NASDAQ") listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NASDAQ.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, and Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our independent directors include: Mr. Barnholt, Mr. Cannon, Mr. Daley, Dr. Geschke, Ms. Mills, Ms. Pouliot, Dr. Sedgewick, Dr. Warnock and Mr. Yocam.

Committees of the Board

The *Audit Committee's* role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; and our compliance with related legal and regulatory requirements. The Audit Committee oversees the appointment, engagement, termination and oversight of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by it; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by law. The Audit Committee establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission ("SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets the NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Daley and Yocam (i) are "audit committee financial experts" as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC, and (ii) also meet the NASDAQ's professional experience requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which is attached as Appendix A to this proxy statement and also can be found on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

The *Executive Compensation Committee* sets and administers the policies governing the annual compensation of our executive officers, including cash and non-cash compensation and equity compensation programs. See "Report of the Executive Compensation Committee" contained in this proxy statement. The Executive Compensation Committee also reviews and approves equity-based compensation grants to our non-officer employees and consultants, other than stock option grants to our non-officer employees, which are approved by a Management Committee appointed by the Executive Compensation

Committee consisting of our Chief Executive Officer and Senior Vice President, Human Resources. The Executive Compensation Committee is also responsible for oversight of our overall compensation plans and benefit programs. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable NASDAQ listing standards. The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

The *Nominating and Governance Committee's* primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates; make recommendations with respect to the composition of our Board and the Committees; make recommendations concerning Board and committee compensation; review and make recommendations regarding the functioning of our Board as an entity; recommend corporate governance principles applicable to Adobe; and assist our Board in its reviews of the performance of our Board and each committee. The Nominating and Governance Committee reviews and approves all related-party transactions between Adobe, our executive officers and directors, beneficial owners of five percent or greater of our securities, and all other related persons as specified under Item 404 of Regulation S-K promulgated by the SEC. The Nominating and Governance Committee also assists our Board in reviewing and assessing management development and succession planning for executive officers. The members of our Nominating and Governance Committee are all independent directors within the meaning of applicable NASDAQ listing standards. The Nominating and Governance Committee operates pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

In carrying out its function to nominate candidates for election to our Board, the Nominating and Governance Committee considers the mix of skills, experience, character, commitment, and diversity of background, all in the context of the requirements of our Board at that point in time. The Nominating and Governance Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life, has an understanding of elements relevant to the success of a publicly-traded company and has established a record of professional accomplishment in such candidate's chosen field. Each candidate should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Nominating and Governance Committee's judgment, interfere with or limit such candidate's ability to do so. Each candidate should also be prepared to represent the best interests of all of our stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the director's past attendance at Board and committee meetings and participation in and contributions to the activities of our Board. The Nominating and Governance Committee has no stated specific, minimum qualifications that must be met by a candidate for a position on our Board. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable NASDAQ listing standards.

The Nominating and Governance Committee's methods for identifying candidates for election to our Board include the solicitation of ideas for possible candidates from a number of sources, including from members of our Board, our executives, individuals personally known to the members of our Board, and other research. The Nominating and Governance Committee may also from time to time retain for a fee one or more third-party search firms to identify suitable candidates.

Any of our stockholders may nominate one or more persons for election as a director of Adobe at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our bylaws. In addition, the notice must include any other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934. In order for the director nomination to be timely for our Annual Meeting of Stockholders to be held in 2008, a stockholder's notice to Adobe's Secretary must be delivered to our principal executive offices no later than November 3, 2007. Our bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each candidate, including incumbents, based on the same criteria.

Meetings of the Board and Committees

During fiscal 2006, our Board held nine meetings, and its three standing committees—Audit Committee, Executive Compensation Committee, and Nominating and Governance Committee—collectively held 25 meetings. Each director attended at least 75% of the meetings (held during the period that such director served) of the Board and the committees on which such director served in fiscal 2006. Members of the Board are encouraged to attend our stockholder meetings. All of our Board members attended our 2006 annual stockholder meeting.

The following table sets forth the three standing committees of our Board, the members of each committee, and the number of meetings held by our Board and the committees during fiscal 2006:

Name	Board	Audit	Executive Compensation	Nominating and Governance
Mr. Barnholt	x		x	x
Mr. Burgess	x			
Mr. Cannon	x		Chair	x
Mr. Chizen	x			
Mr. Daley	x	Chair		x
Dr. Geschke	Chair			
Ms. Mills	x		x	Chair
Ms. Pouliot	x			
Dr. Sedgewick	x	x		x
Dr. Warnock	Chair			
Mr. Yocam	x	x		x
Number of meetings held in fiscal 2006	9	13	8	4

Communications with the Board

Any stockholder who desires to contact our Board or specific members of our Board may do so electronically by sending an email to the following address: directors@adobe.com. Alternatively, a stockholder can contact our Board or specific members of our Board by writing to: Stockholder Communications, Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704 USA.

PROPOSAL 2
APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE
ADOBE SYSTEMS INCORPORATED 2003 EQUITY INCENTIVE PLAN

In January and February 2007, our Board approved amendments to the Adobe Systems Incorporated 2003 Equity Incentive Plan (the "2003 Plan") and the incorporation of such amendments into an Amended and Restated 2003 Equity Incentive Plan, subject to approval by our stockholders (the "2003 Amended Plan"). Our Board believes that the amendments included in the 2003 Amended Plan are an integral part of Adobe's long-term compensation philosophy, and our stockholders are being asked to approve the 2003 Amended Plan.

General 2003 Plan Information

Our 2003 Plan was originally adopted by the Board in January 2003 and approved by our stockholders in April 2003 as a successor plan to our 1994 Stock Option Plan and our 1999 Equity Incentive Plan (the "Predecessor Plans"). Our Board, with stockholder approval, has subsequently amended the 2003 Plan from time to time to increase the number of authorized shares. As of February 15, 2007, an aggregate of 13,851,006 shares of our common stock remained available for future grants under the 2003 Amended Plan. Note that per share amounts included in the following description reflect a two-for-one stock split of our common stock on May 23, 2005.

Key Amendments to the 2003 Plan

Our Board believes the 2003 Amended Plan is important to Adobe's success in enhancing our ability to attract and retain talented people and inspire them to build long-term value for our stockholders. See the "Report of the Executive Compensation Committee" in this proxy statement for more information regarding our compensation strategy. In addition to updating the 2003 Plan for clarity, ease of administration, and compliance with developments in applicable laws, we have made changes to the 2003 Plan to provide for, and submit for your consideration, the following key amendments:

- Increase the available share reserve by 25,000,000 shares of our common stock;

- As part of our ongoing commitment to align the interests of our employees (including executive officers) and consultants more closely with those of our stockholders, implement a fungible share reserve so that the number of shares of stock available for issuance under the 2003 Amended Plan will be reduced (a) by one (1) share for each share issued pursuant to options or rights previously granted under the Predecessor Plans (consistent with the share reserve rules under such Predecessor Plans at the time of grant), (b) by one (1) share for each share issued pursuant to stock options or stock appreciation rights granted under the 2003 Amended Plan, and (c) by two and one-tenth (2.1) shares for each share issued pursuant to all other types of awards granted under the 2003 Amended Plan after April 5, 2007, subject to stockholder approval;

- In connection with the implementation of the fungible reserve pool, eliminate the maximum aggregate limit of 2,000,000 shares of Adobe common stock that may be issued under the 2003 Amended Plan pursuant to the exercise or settlement of stock purchase rights, stock bonuses, performance shares and performance units; and

- Add additional performance criteria that may be used in establishing performance goals for performance-based awards under the 2003 Amended Plan, which performance-based awards may be granted with the intent of complying with the "performance-based compensation" exception under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at the meeting will be required to approve the 2003 Amended Plan. Neither abstentions nor broker non-votes will have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the 2003 Amended Plan Terms

The following summary of the 2003 Amended Plan is qualified in its entirety by the specific language of the 2003 Amended Plan, a copy of which has been filed with the SEC with this proxy statement. The summary notes the key differences between the 2003 Plan and the 2003 Amended Plan.

General. The purpose of the 2003 Amended Plan is to provide an incentive program that enables us to attract and retain employees and consultants upon whose judgment, interest and contributions we depend on for our success and to provide them with an equity interest in our success in order to motivate superior performance. We provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares, performance units and restricted stock units.

Shares Subject to Plan. If the stockholders approve this proposal to authorize an additional 25,000,000 shares for issuance under the 2003 Amended Plan, the cumulative aggregate share authorization under our 2003 Amended Plan will increase from 147,474,620 to 172,474,620 shares (the "Share Reserve"). However, the Share Reserve is reduced at any time (a) by one share for each share issued pursuant to options and rights granted under our terminated 1994 Stock Option Plan and 1999 Equity Incentive Plan, (b) by one share for each share issued pursuant to stock options or stock appreciation rights granted under the 2003 Amended Plan, and (c) by two and one-tenth (2.1) shares for each share issued pursuant to all other types of awards granted under the 2003 Amended Plan after April 5, 2007, subject to stockholder approval. Including the proposed 25,000,000 share increase, as of February 15, 2007, a total of 38,851,006 shares would be available under the 2003 Amended Plan.

If any award granted under the 2003 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by Adobe at the participant's purchase price, any such shares subject to a terminated or reacquired award will again become available for issuance under the 2003 Plan. Under the 2003 Amended Plan, such shares would return to the reserve in proportion to the number of shares by which the reserve was reduced at the time of grant or issuance. Shares will not be treated as having been issued under the 2003 Amended Plan and will therefore not reduce the number of shares available for grant to the extent an award is settled in cash (other than cash-settled stock appreciation rights). Shares will be treated as having been issued under the 2003 Amended Plan to the extent such shares are withheld in satisfaction of tax withholding obligations. Appropriate adjustments will be made to the Share Reserve, to the other numerical limits on awards described in this proposal and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of our common stock.

Administration. The 2003 Amended Plan is administered by two committees duly appointed by the Board, specifically the Executive Compensation Committee and the Management Committee. The Management Committee, currently consisting of our Chief Executive Officer and Senior Vice President, Human Resources, is authorized by the Board to grant stock options to eligible participants who are not executive officers or consultants. The Executive Compensation Committee, which consists of at least two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" for purposes of Section 162(m) of the Code, is authorized to grant all types of awards to all eligible participants, including to executive officers and consultants. For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board of Directors.

Subject to the provisions of the 2003 Amended Plan and the authority delegated to it by the Board, the Committee determines, in its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Committee may, subject to certain limitations required by Section 162(m) and the express language in the 2003 Amended Plan that prohibits repricing without stockholder approval, amend, modify, extend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2003 Amended Plan provides, subject to certain limitations, for indemnification by Adobe of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2003 Amended Plan. The Committee may establish rules and policies for administration of the 2003 Amended Plan and adopt one or more forms of agreement to evidence awards made under the 2003 Amended Plan. The Committee interprets the 2003 Amended Plan and any agreement used under the 2003 Amended Plan, and all determinations of the Committee will be final and binding on all persons having an interest in the 2003 Amended Plan or any award issued under the 2003 Amended Plan.

Repricing Prohibition.   The 2003 Amended Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for either the cancellation of outstanding options or stock appreciation rights in exchange for the grant of a new award at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

Eligibility.   Under the 2003 Amended Plan, we may grant awards to employees (including executive officers) and consultants of Adobe or any parent or subsidiary corporation or other affiliated entity of Adobe. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock bonuses, stock purchase rights, restricted stock units, and performance awards to any eligible participant. As of February 15, 2007, we had a total of 6,082 employees, including five executive officers, who are eligible to participate in the 2003 Amended Plan.

Stock Options.   The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year options which, together with Freestanding SARs (as defined below), cover in the aggregate more than 4,000,000 shares. Subject to adjustment as provided in the 2003 Amended Plan, in no event shall more than 122,474,620 shares of stock be available for issuance pursuant to the exercise of incentive stock options granted under the 2003 Amended Plan.

Each option granted under the 2003 Amended Plan must be evidenced by a written agreement between us and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2003 Amended Plan. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant (except in connection with the assumption or substitution for another option in a manner qualifying under Section 424(a) of the Code). However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation of Adobe (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant. On February 15, 2007, the closing price of our common stock on NASDAQ was $39.25 per share.

The 2003 Amended Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent; by means of a broker-assisted cashless exercise; by means of a "net exercise" arrangement; by tender of shares of common stock owned by the optionee having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee, or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by us, through the optionee's surrender of a portion of the option shares to Adobe.

Options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2003 Amended Plan is eight years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. Subject to the term of the option, an option generally will remain exercisable for three months following the optionee's termination of service, except that if service terminates as a result of the optionee's normal retirement, death or disability, the option generally will remain exercisable for twelve months, or if service is terminated for cause, the option will terminate immediately. The Committee, in its discretion, may provide longer post-termination exercise periods, but in any event the option must be exercised no later than its expiration date.

Stock options are not assignable or transferable by the optionee other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and as set forth in the option award agreement, an option is assignable or transferable subject to the applicable limitations described in the General Instructions to Form S-8 Registration Statement under the Securities Act of 1933 (which includes transfers to family members, family trusts or pursuant to domestic relations orders, but excludes transfers of options for consideration).

Stock Appreciation Rights.   The committee may grant stock appreciation rights either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each SAR may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with options, cover in the aggregate more than 4,000,000 shares.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. At the Committee's discretion, we may make payment of this stock price appreciation in cash or in shares of common stock whose fair market value on the exercise date equals the payment amount. We may make payment in a lump sum or we may defer payment in accordance with the terms of the participant's award agreement. The maximum term of any stock appreciation right granted under the 2003 Amended Plan is eight years.

Stock Awards.   Stock awards may be granted under the 2003 Amended Plan in the form of a stock bonus, a stock purchase right or a restricted stock unit. The purchase price for shares issuable under each stock purchase right (and, if applicable, each restricted stock unit) will be established by the Committee in its discretion and may be paid in cash, by check, in cash equivalent or by such other lawful consideration as approved by the Committee. No monetary payment is required for receipt of shares pursuant to a stock bonus, the consideration for which is services rendered by the participant, except that the participant must furnish consideration in the form of cash or past services rendered having a value not less than the par value of the shares acquired. Stock awards may be granted by the Committee subject to such restrictions for such periods as determined by the Committee and set forth in a written agreement between Adobe and the participant, and neither the award nor the shares acquired pursuant to the award may be sold or otherwise transferred or pledged until the restrictions lapse or are terminated. Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of performance goals (see discussion of permitted performance goals under "Performance Awards" below) established by the Committee. Unless otherwise provided by the Committee, a participant will forfeit any shares acquired (and any rights to acquire shares) under a stock award as to which the restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive all dividends and other distributions, except that any dividends or other distributions in shares will be subject to the same restrictions on transferability as the original award. Participants holding restricted stock units will not have the right to vote the shares until such shares have been issued and the Committee may, in its sole discretion, provide that dividend equivalents will not be paid or provide for either current or deferred payment of dividend equivalents. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year stock awards for more than 200,000 shares subject to restrictions based on the attainment of performance goals.

Performance Awards. The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between Adobe and the participant. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of common stock and $100 per unit. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or any combination thereof. Subject to appropriate adjustment in the event of any change in our capital structure, for each of our full fiscal years contained within the applicable performance period, we may not grant performance shares to any one employee that could result in the employee receiving more than 200,000 shares of common stock or performance units to any one employee that could result in the employee receiving more than $2,500,000. A participant may receive only one performance award with respect to any performance period.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Committee will establish one or more performance goals applicable to the award. These goals will be based on the attainment of specified levels with respect to one or more measures of our business or financial performance and of each parent and subsidiary corporation consolidated with our results for financial reporting purposes, or such division or business unit of ours as may be selected by the Committee. As proposed under the 2003 Amended Plan, the Committee, in its discretion, may base performance goals on one or more of the following measures: growth in revenue; growth in market price of our common stock; operating margin; gross margin; operating income; pre-tax profit; earnings before interest, taxes and depreciation; earnings before interest, taxes and depreciation and amortization; net income; total return on shares of our common stock relative to the increase in an appropriate index selected by the Committee; earnings per share; return on stockholder equity; return on net assets; expenses; return on capital; economic value added; market share; operating cash flow; cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization; cash flow per

14

share; customer satisfaction; implementation or completion of projects or processes; improvement in or attainment of working capital levels; stockholders' equity; and other measures of performance selected by the Committee. Any performance goals that are not specifically described above must relate to a goal that is objectively determinable within the meaning of Section 162(m) of the Code. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee. At the time the Committee establishes the applicable performance goals, the degree of attainment of performance measures may, according to criteria established by the Committee, be adjusted for changes in accounting standards, restructuring charges and similar extraordinary items and certain other items as outlined in the 2003 Amended Plan.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m) of the Code. However, no such reduction may increase the amount paid to any other participant. The Committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on our common stock. The Committee may provide for performance award payments in lump sums or installments. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Change in Control. The 2003 Amended Plan defines a "Change in Control" of Adobe as any of the following events (or series of related events) in which Adobe's stockholders immediately prior to the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting Adobe securities or the entity to which Adobe's assets were transferred: (i) the direct or indirect sale or exchange by the stockholders of all or substantially all of voting stock of Adobe; (ii) a merger or consolidation in which Adobe is a party; (iii) the sale, exchange, or transfer of all or substantially all of Adobe's assets; or (iv) a liquidation or dissolution of Adobe. If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume all outstanding options, restricted stock units and stock appreciation rights or substitute substantially equivalent options, restricted stock units or rights for its stock. If the outstanding options, restricted stock units and stock appreciation rights are not assumed or replaced, then all unexercised and unvested portions of such outstanding awards will become immediately exercisable and vested in full. Any stock options, restricted stock units or stock appreciation rights which are not assumed in connection with a Change in Control or exercised prior to the Change in Control will terminate effective as of the time of the Change in Control. The Committee has provided and may provide in future, any stock award agreement for the acceleration of vesting of stock awards effective as of the date of the Change in Control and payment of performance awards to such extent as determined by the Committee. Some of our employees are also covered by the terms of separate severance plans we have adopted which provide for certain acceleration of equity compensation awards in the event of a change in control or termination of such employee's employment following a change in control of Adobe.

Termination or Amendment. The 2003 Amended Plan will continue in effect until the first to occur of (i) its termination by the Committee or (ii) the date on which all shares available for issuance under the 2003 Amended Plan have been issued and all restrictions on such shares under the terms of the 2003 Amended Plan and the agreements evidencing awards granted under the 2003 Amended Plan have lapsed. However, no incentive stock option may be granted under the 2003 Amended Plan after January 22, 2013.

The Committee may terminate or amend the 2003 Amended Plan at any time, provided that without stockholder approval the 2003 Amended Plan cannot be amended to increase the Share Reserve, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law.

Summary of Federal Income Tax Consequences of the 2003 Amended Plan

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the 2003 Amended Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options.   A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options.   Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares purchased. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights.   A participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Bonuses and Stock Purchase Rights. A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

Restricted Stock Units. No taxable income is recognized upon receipt of a restricted stock unit award. In general, the participant will recognize ordinary income in the year in which the shares subject to that unit vest and are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Performance Awards. A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above in the "Stock Bonuses and Stock Purchase Rights" section. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date", will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee comprised solely of "outside directors," (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by the stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. It is intended that options and stock appreciation rights granted under the 2003 Amended Plan qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

Compensation attributable to stock bonus awards, stock purchase rights, restricted stock unit awards, and performance awards will qualify as performance-based compensation, provided that: (a) the award is granted by a compensation committee comprised solely of "outside directors," (b) the award is granted (or vests) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the compensation committee certifies in writing prior to the grant or vesting of the award that the performance goal has been satisfied, and (d) prior to the grant of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal). It is intended that the Committee may grant stock bonus awards, stock purchase rights, restricted stock unit awards, and performance awards under the Plan that qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

Options Granted to Certain Persons

We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees under the 2003 Amended Plan. The following table sets forth information with respect to grants made in fiscal 2006 under the 2003 Plan to the Named Executive Officers, all current executive officers as a group, and all employees and consultants (including all current officers who are not executive officers) as a group. Since its inception, no awards have been granted under the 2003 Plan to any (i) non-employee director, (ii) nominee for election as a non-employee director, or (iii) any associate of a non-employee director, nominee or executive officer, and no other person has been granted five percent or more of the total amount of awards granted under the 2003 Plan.

Name	Number of Securities Underlying Options Granted	Number of Securities Underlying Performance Shares Granted[1] Target	Maximum
Bruce R. Chizen	425,000	55,000	82,500
Shantanu Narayen	200,000	28,000	42,000
Stephen A. Elop	175,000	25,000	37,500
Karen O. Cottle	90,000	14,000	21,000
Peg Wynn	150,000	14,000	21,000
Randy W. Furr	300,000	—[2]	—[2]
Murray J. Demo	—	—	—
All current executive officers as a group (5 persons)	715,000	97,000	145,500
All employees (including all current officers who are not executive officers) as a group (4,727 persons)	11,005,026	—	—

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(1) Amounts represent the target and maximum number of shares of our common stock which may be earned under the 2003 Plan in accordance with the terms of our 2006 Performance Share Program. Performance shares will be earned if at all following our 2007 fiscal year-end, subject to the achievement of certain performance metrics. See "Report of the Executive Compensation

Committee—Compensation Components" in this proxy statement for a description of the 2006 Performance Share Program.

(2) Mr. Furr received a performance share grant in fiscal 2006 under our Amended 1994 Performance and Restricted Stock Plan and in accordance with the terms of our 2006 Performance Share Program. The target and maximum number of shares of our common stock which may be earned by Mr. Furr are 20,000 and 30,000, respectively.

PROPOSAL 3
CONSIDERATION OF AND VOTE ON A STOCKHOLDER PROPOSAL

The AFSCME Employees Pension Plan ("AFSCME"), 1625 L Street, N.W., Washington, D.C. 20036, the owner of 2,600 shares of our common stock, has requested that we include the following proposal and supporting statement at this year's meeting. The Board unanimously recommends a vote "against" this stockholder proposal below and asks you to read management's response, which follows the stockholder proposal and supporting statement.

The stockholder proposal and supporting statement are quoted verbatim below:

Resolved, that stockholders of Adobe Systems, Inc. ("Adobe") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment, and to report to stockholders regarding the policy before Adobe's 2008 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75% of net after tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

Equity-based compensation makes up a substantial portion of senior executive compensation at Adobe. In fiscal years 2000 through 2005, CEO Bruce Chizen was granted 4,275,000 stock options with a grant-date estimated value (assuming 5% stock price appreciation) of $68,057,485.

Adobe claims that equity-based compensation promotes alignment between executive and stockholder interests. Unfortunately, Adobe's generous equity compensation programs have yet to translate into meaningful levels of stock ownership. Despite exercising 2,018,547 options in fiscal years 2000 through 2005, realizing over $40 million in profits, Adobe's most recent proxy statement disclosed that Mr. Chizen still owned no shares outright. (He is the beneficial owner of 198,526 shares held in a trust of which he is trustee.) We believe that the alignment benefits touted by Adobe are not being fully realized.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders. A 2002 report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

In February 2003, Adobe implemented a recommendation, but not requirement that directors and certain executives retain 25% of the net shares after payment of taxes and option exercise price for a period of two years, until a particular ownership threshold is reached. In 2004, the board raised this percentage to 40% of net shares for Mr. Chizen, though the requirement is in effect only if he would not own 150,000 shares after selling the shares at issue, a small number relative to the number of options he has been granted. We believe this recommendation does not go far enough to ensure that equity compensation builds executive ownership, especially in light of the cashless exercise feature, which allows executives to use shares to pay the exercise price and which thus reduces the number of shares owned by the executive following exercise.

We urge stockholders to vote for this proposal.

Vote Required and Board Recommendation

Stockholder ratification of this proposal requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THIS STOCKHOLDER PROPOSAL**

Statement Against Stockholder Proposal

Substantially similar stockholder proposals by AFSCME on stock ownership guidelines for our executive officers were considered at our 2005, 2004 and 2003 annual stockholder meetings and were overwhelmingly rejected in each of these years by our stockholders. The Board continues to believe that our past and current equity compensation policies for our executive officers and directors have been successful in enhancing our ability to attract and retain talented people and in motivating them to build long-term value for our stockholders. We have long believed that option grants help to align our executives' interests with yours because executives benefit from these grants *only* _after_ (i) their options have vested, and (ii) our stock price has appreciated from the time the executive was granted the options. We spend a significant amount of time and effort researching, developing and adopting strategically designed equity compensation programs, including development of our own Stock Ownership Guidelines. In developing our Stock Ownership Guidelines, we used extensive benchmarking, modeling, and consultation with independent third-party compensation experts.

Based on this extensive benchmarking and modeling, we believe that the retention ratio we have chosen closely approximates benchmarked guidelines in effect for other equivalently-sized companies. Additionally, we are aware of only a small minority of companies with stock ownership guidelines comparable to those in this stockholder proposal, and such companies are huge, multinational companies with sophisticated executive compensation programs, including multimillion-dollar salaries and bonuses, generous equity compensation packages, including the issuance of restricted stock, deferred compensation and retirement programs that collectively make the high 75% ratio achievable. Our executives' overall compensation packages are modest in comparison, and we expect our executives to realize a significant portion of their ongoing compensation through any value gained from the options we grant to them. We believe that the ratio levels suggested by the stockholder proposal would seriously distort our carefully-designed compensation policies for our executives, making us unable to attract and retain the talented executives we need to continue building stockholder value.

As part of our overall corporate governance and compensation practices, we adopted Stock Ownership Guidelines for our directors and executive officers in 2003. As part of the Board's annual review process, in September 2006, our Board reevaluated the Stock Ownership Guidelines and determined that they were appropriate. Our current Stock Ownership Guidelines are as follows:

The Board believes that:

- Each director should hold 25% of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such director equals or exceeds 5,000 shares.

- The Chief Executive Officer should hold 25% of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by the Chief Executive Officer equals or exceeds 150,000 shares.

- Each President, Executive Vice President and the Chief Financial Officer should hold 25% of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Executive Vice President or the Chief Financial Officer equals or exceeds 50,000 shares.

- Each Senior Vice President (and Vice President, if a Section 16 officer) should hold 25% of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Senior Vice President (and Vice President, if a Section 16 officer) equals or exceeds 25,000 shares.

In addition, since 2004, our Board has placed additional requirements on options granted to Mr. Chizen, our Chief Executive Officer. Mr. Chizen is required to hold 40% of the net shares acquired from the options granted by Adobe (after deducting shares sold to cover the exercise price and taxes, and excluding shares acquired through Adobe's Employee Stock Purchase Plan) for two years unless, following sale of such shares, the total number of Adobe shares held by him equals or exceeds 150,000 shares.

All of our executive officers and directors complied with these Stock Ownership Guidelines in fiscal 2006. As of February 14, 2007, Mr. Chizen held in trust 199,404 shares of our stock, representing over $7.6 million in value as of that date. This reflects an amount in excess of eight times Mr. Chizen's 2006 base salary. Mr. Chizen has accumulated such shares in accordance with the guidelines described above. Contrary to the stockholder's statement, we believe this represents a significant level of stock ownership, is confirmation that Mr. Chizen's interests are aligned with the long-term interests of our stockholders, and that our current Stock Ownership Guidelines are effective and sufficient.

We have struck what we believe to be the right balance between allowing our executives to realize value from their options and ensuring that they have a significant equity stake in our future. We believe that our past and current equity compensation policies for our executive officers and directors have been responsibly implemented and that the stock ownership guidelines we have in place further align the interests of our executive officers and directors with your long-term interests, while still allowing us to use equity as an incentive rather than a hindrance to our recruiting and retention efforts. If the Stock Ownership Guidelines suggested by the stockholder proposal were adopted, we believe that we would be unable to recruit and retain talented executives, which would ultimately be detrimental to the long-term interests of Adobe and our stockholders.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selected KPMG LLP as our independent registered public accounting firm for fiscal 2007, and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate practice to do so. No determination has been made as to what action our Audit Committee and our Board would take if you fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent audit firm if the Audit Committee concludes such a change would be in the best interests of Adobe and our stockholders.

We expect representatives of KPMG to be present at the annual meeting and available to respond to appropriate questions by stockholders. Additionally, the representatives of KPMG will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of KPMG as our independent registered public accounting firm requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Principal Accounting Fees and Services

During fiscal 2006 and 2005, we retained KPMG to provide services in the following categories and amounts:

Fee Category	2006	2005
Audit Fees	$3,972,300	$2,280,900
Audit-Related Fees	—	100,000
Tax Fees	318,100	346,300
All Other Fees	81,500	67,500
Total	$4,371,900	$2,794,700

Audit fees include the audit of Adobe's annual financial statements, review of financial statements included in each of our Quarterly Reports on Form 10-Q, and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years. The increase in audit fees for fiscal 2006 was primarily related to our acquisition of Macromedia.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. The audit-related fees in fiscal 2005 were related to KPMG's review of our registration statement on Form S-4 in connection with our acquisition of Macromedia.

Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All other fees for fiscal 2006 and 2005 were primarily for information testing services undertaken in both years.

The Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

Audit Committee Pre-Approval of Services Performed by Our Independent Registered Public Accountants

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG during the fiscal year. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to the budget for each category. Our Audit Committee's charter delegates to any subcommittee when appropriate, or to one or more members of the Audit Committee, the authority to address any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal 2006 and 2005 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see the "Report of the Audit Committee" below.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee's role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; and our compliance with related legal and regulatory requirements. The Audit Committee oversees the appointment, engagement, termination and oversight of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by it; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by law. The Audit Committee establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee held 13 meetings during fiscal 2006.

Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets the NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Daley and Yocam (i) are "audit committee financial experts" as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC, and (ii) also meet the NASDAQ's professional experience requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which is attached as Appendix A to this proxy statement and can also be found on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of their examinations, their evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (*Communication with Audit Committees*). We have received from KPMG a formal written statement describing the relationships between KPMG and Adobe that might bear on KPMG's independence consistent with Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*). We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

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* The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal 2006, we recommended to our Board that our audited financial statements be included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 1, 2006, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

James E. Daley, Chairperson
Robert Sedgewick
Delbert W. Yocam

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices our Board will follow with respect to board and committee composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. A copy of our Corporate Governance Guidelines is available on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer and certain other finance executives, which is a "code of ethics" as defined by applicable SEC rules. This Code is publicly available on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html. If we make any amendments to the Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies, on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html or in a Current Report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal 2006.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all officers, directors and employees of Adobe as required by applicable NASDAQ listing standards. The Code of Business Conduct includes an enforcement mechanism, and any waivers for directors or executive officers must be approved by our Board and disclosed in a Form 8-K within four days. This Code of Business Conduct is publicly available on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html. There were no waivers of the Code of Business Conduct for any of our directors or officers during fiscal 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of February 15, 2007 by each entity or person who is known to beneficially own 5% or more of our common stock, each of our directors, each Named Executive Officer identified in the section "Executive Compensation—Summary Compensation Table" in this proxy statement, and all of our current directors and executive officers of the company as a group.

Name of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class
PRIMECAP Management Company	44,442,226 [3]	7.56%
225 South Lake Avenue, No. 400 Pasadena, CA 91101		
Prudential Financial, Inc.	30,638,405 [4]	5.21%
751 Broad Street Newark, New Jersey 07102-3777		
Wellington Management Company, LLP	41,410,566 [5]	7.04%
75 State Street Boston, MA 02109		
Bruce R. Chizen	4,344,427 [6]	*
Shantanu Narayen	1,162,123 [7]	*
Karen O. Cottle	128,140 [8]	*
Murray J. Demo	41,576 [9]	*
Stephen A. Elop	96,293 [10]	*
Randy W. Furr	815 [11]	*
Peg Wynn	41,258 [12]	*
Edward W. Barnholt	30,000 [13]	*
Robert K. Burgess	498,537 [14]	*
Michael R. Cannon	131,250 [15]	*
James E. Daley	149,250 [16]	*
Charles M. Geschke	1,094,458 [17]	*
Carol Mills	106,250 [18]	*
Colleen M. Pouliot	140,711 [19]	*
Robert Sedgewick	290,450 [20]	*
John E. Warnock	1,841,076 [21]	*
Delbert W. Yocam	101,250 [22]	*
All current directors and executive officers as a group (15 persons)	10,018,029 [23]	1.68%

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* Less than 1%.

(1) The address of each person named in the table, unless otherwise indicated, is c/o Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110.

(2) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with

respect to the shares indicated as beneficially owned. Applicable percentages are based on 588,001,907 shares outstanding on February 15, 2007, adjusted as required by rules promulgated by the SEC.

(3) Based on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by PRIMECAP Management Company, and as reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by Vanguard Chester Funds-Vanguard PRIMECAP Fund. Includes 44,442,226 shares beneficially held by PRIMECAP Management Company, with sole dispositive power as to all shares and sole voting power as to 5,801,816 shares. Of those shares beneficially held by PRIMECAP Management Company, 33,800,000 shares are beneficially held by Vanguard Chester Funds-Vanguard PRIMECAP Fund for which it possesses sole voting power.

(4) Based on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2007 by Prudential Financial, Inc., and as reported on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007 by Jennison Associates LLC, a subsidiary of Prudential Financial, Inc. Includes 30,638,405 shares beneficially held by Prudential Financial, Inc., 2,249,996 shares for which it possesses sole voting and dispositive power, 20,838,296 shares for which it possesses shared voting power, and 28,388,409 shares for which it possesses shared dispositive power. Of those shares beneficially held by Prudential, 29,639,633 shares are beneficially held by its subsidiary Jennison Associates LLC, 22,089,520 shares for which Jennison possesses sole voting power and 29,639,633 shares for which Jennison possesses shared dispositive power.

(5) Based solely on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by Wellington Management Company, LLC. Includes 41,410,556 shares beneficially held by Wellington Management Company, LLC, 29,445,228 shares for which it possesses shared voting power and 41,410,566 shares for which it possesses shared dispositive power.

(6) Consists of 199,404 shares held by the Chizen Trust, of which Mr. Chizen is a trustee; and 4,145,023 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table.

(7) Consists of 102,357 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee, and 1,059,766 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

(8) Includes 97,916 shares issuable upon exercise of outstanding options held by Ms. Cottle exercisable within 60 days of the date of this table.

(9) Mr. Demo resigned as our Executive Vice President and Chief Financial Officer effective May 30, 2006, but remained an employee of Adobe through December 2006.

(10) Mr. Elop resigned as President of Worldwide Field Operations effective December 5, 2006.

(11) Mr. Furr resigned as our Executive Vice President and Chief Financial Officer effective November 7, 2006, but will remain employed at Adobe through June 30, 2007.

(12) On January 23, 2007, Ms. Wynn announced her intention to resign as Senior Vice President, Worldwide Human Resources, effective March 2, 2007. Includes 40,624 shares which Ms. Wynn has the right to acquire through exercisable options as of March 2, 2007, the date of her intended resignation.

(13) Includes 25,000 shares issuable upon exercise of outstanding options held by Mr. Barnholt exercisable within 60 days of the date of this table.

(14) Consists of 136,850 shares held by the Burgess Family Trust, of which Mr. Burgess is a trustee; 1,620 shares, for which Mr. Burgess has shared voting and dispositive power held in trust for the benefit of his children; and 360,067 shares issuable upon exercise of outstanding options held by Mr. Burgess exercisable within 60 days of the date of this table.

(15) Includes 131,250 shares issuable upon exercise of outstanding options held by Mr. Cannon exercisable within 60 days of the date of this table.

(16) Includes 141,250 shares issuable upon exercise of outstanding options held by Mr. Daley exercisable within 60 days of the date of this table.

(17) Consists of 435,064 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee; 25,000 shares held in a grantor retained annuity trust of which Dr. Geschke is a trustee; 25,000 shares held in a grantor retained annuity trust of which Dr. Geschke's spouse is a trustee; 208,144 shares held in a foundation, of which Dr. Geschke is president and Dr. Geschke's spouse is secretary, and as to which Dr. Geschke disclaims any beneficial ownership; and 401,250 shares issuable upon exercise of outstanding options held by Dr. Geschke exercisable within 60 days of the date of this table.

(18) Includes 101,250 shares issuable upon exercise of outstanding options held by Ms. Mills exercisable within 60 days of the date of this table.

(19) Consists of 20,000 shares held by the Pouliot Family Trust, of which Ms. Pouliot is a trustee; and 120,711 shares issuable upon exercise of outstanding options held by Ms. Pouliot exercisable within 60 days of the date of this table.

(20) Includes 1,200 shares held by Dr. Sedgewick's minor child, as to all of which Dr. Sedgewick disclaims beneficial ownership; and 241,250 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(21) Includes 22,400 shares held in trust for the benefit of Dr. Warnock's child, over which he shares voting and investment power with his spouse and Dr. Geschke; and 321,250 shares issuable upon exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table.

(22) Includes 96,250 shares issuable upon exercise of outstanding options held by Mr. Yocam exercisable within 60 days of the date of this table.

(23) Includes 7,242,233 shares issuable upon exercise of outstanding options held by our directors and current executive officers exercisable within 60 days of the date of this table. See also Notes 6-8 and 13-22.

EXECUTIVE COMPENSATION

The following table provides information about the compensation for our last three fiscal years (2006, 2005, and 2004) of our Chief Executive Officer, plus our four other most highly compensated executive officers as of the end of fiscal 2006, plus two additional individuals who would have been among the four most highly compensated executive officers of the company had they been serving in that capacity at the end of fiscal 2006. This group is referred to in this proxy statement as the Named Executive Officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus[1]	Other Annual Compensation	Restricted Stock Awards[2]	Securities Underlying Options	All Other Compensation[3]
Bruce R. Chizen[4]	2006	$925,000	$ 681,262	$ —	$3,249,675	425,000	$ 9,296
Chief Executive Officer	2005	925,000	1,063,936	—	—	425,000	8,890
	2004	912,500	1,304,687	—	—	900,000	7,850
Shantanu Narayen	2006	575,000	376,925	—	1,654,380	200,000	7,831
President and Chief Operating	2005	545,894	537,488	—	—	600,000	6,540
Officer	2004	507,493	533,185	—	—	300,000	7,489
Stephen A. Elop[5]	2006	495,385	315,000	145,149[6]	1,477,125	175,000	1,881,749
Former President of Worldwide	2005	—	—	—	—	—	—
Field Operations	2004	—	—	—	—	—	—
Karen O. Cottle	2006	380,000	178,700	—	827,190	90,000	9,103
Senior Vice President and	2005	347,500	248,290	—	—	110,000	6,984
General Counsel	2004	327,505	296,987	—	—	200,000	7,524
Peg Wynn[7]	2006	271,269	115,264	—	827,190	150,000	7,740
Senior Vice President	2005	—	—	—	—	—	—
Worldwide Human Resources	2004	—	—	—	—	—	—
Randy W. Furr[8]	2006	253,846	237,243	—	850,500	300,000	2,382
Former Executive Vice	2005	—	—	—	—	—	—
President and Chief Financial	2004	—	—	—	—	—	—
Officer							
Murray J. Demo[9]	2006	258,999	149,035	—	—	—	8,515
Former Executive Vice	2005	460,000	400,307	—	—	150,000	6,540
President and Chief Financial	2004	448,993	471,161	—	—	250,000	6,435
Officer							

(1) Consists of payments made pursuant to our corporate profit sharing plan and our 2006 annual incentive plan (see "Report of the Executive Compensation Committee—Compensation Components" for a description of these plans). In addition, Mr. Furr's total includes a $100,000 sign-on bonus.

(2) Amounts set forth in this column represent the value of performance shares granted to each Named Executive Officer pursuant to our 2003 Equity Incentive Plan or our Amended 1994 Performance and Restricted Stock Plan during fiscal 2006 based on the maximum number of performance shares that will be earned, if at all, and the market value of our common stock as of the date of grant as reported on NASDAQ. The performance shares are subject to the terms of our 2006 Performance Share Program, and will be earned, if at all, following our 2007 fiscal year-end, subject to the achievement of certain performance metrics. See "Report of the Executive Compensation Committee—Compensation Components" for a description of the 2006 Performance Share Program.

The following table sets forth the performance share target payout and the maximum payout approved for each of the Named Executive Officers in 2006.

Name	Performance Share Target Payout	Performance Share Maximum Payout (150% of Target)
Bruce R. Chizen	55,000	82,500
Shantanu Narayen	28,000	42,000
Stephen A. Elop*	25,000	37,500
Karen O. Cottle	14,000	21,000
Peg Wynn*	14,000	21,000
Randy W. Furr*	20,000	30,000
Murray Demo	—	—

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* Based on the participant's termination date or expected termination date, such participant is not, or will not be, eligible to earn such performance shares.

As of December 1, 2006, Mr. Elop held an additional 74,750 shares of restricted stock, which was originally awarded to him by Macromedia while he was serving as its Chief Executive Officer, and which were converted to shares of Adobe restricted stock on December 5, 2005, in connection with the acquisition by Adobe of Macromedia. The market value for the restricted stock, based on the closing price of our common stock on December 1, 2006 ($39.35 per share) as reported on NASDAQ, was $2,941,413. In accordance with Mr. Elop's employment agreement, as amended, between Adobe and Mr. Elop, all shares of restricted stock vested in full on his resignation date, December 5, 2006.

(3) The amounts disclosed in this column include life insurance premiums, contributions by us under our 401(k) Retirement Savings Plan, physical exams, and severance payments, as follows:

All Other Compensation

Name	Year	Life Insurance Premiums	Company 401(k) Contributions	Physical Exam	Severance Payment	Total All Other Compensation
Bruce R. Chizen	2006	$ 690	$6,600	$2,006	$ —	$ 9,296
	2005	690	6,300	1,900	—	8,890
	2004	—	6,150	1,700	—	7,850
Shantanu Narayen	2006	240	6,600	991	—	7,831
	2005	240	6,300	—	—	6,540
	2004	240	6,150	1,099	—	7,489
Stephen A. Elop	2006	240	6,509	—	1,875,000*	1,881,749
	2005	—	—	—	—	—
	2004	—	—	—	—	—
Karen O. Cottle	2006	1,140	6,600	1,363	—	9,103
	2005	684	6,300	—	—	6,984
	2004	274	6,150	1,100	—	7,524
Peg Wynn	2006	1,140	6,600	—	—	7,740
	2005	—	—	—	—	—
	2004	—	—	—	—	—
Randy W. Furr	2006	690	—	1,692	—	2,382
	2005	—	—	—	—	—
	2004	—	—	—	—	—
Murray J. Demo	2006	390	6,600	1,525	—	8,515
	2005	240	6,300	—	—	6,540
	2004	285	6,150	—	—	6,435

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* In connection with his resignation, Mr. Elop received a retention bonus payment in the amount of $1,000,000 and a lump sum payment in the amount of $875,000. For additional information, see the section below entitled "Severance and Change-in-Control Arrangements."

(4) Mr. Chizen also served as our acting Chief Financial Officer from November 7, 2006 to February 7, 2007.

(5) Effective December 5, 2005, Mr. Elop, former Chief Executive Officer and a director of Macromedia, became our President of Worldwide Field Operations. Effective December 5, 2006, Mr. Elop resigned as our President of Worldwide Field Operations.

(6) Consists of reimbursement for expenses incurred (plus related tax gross-up payments by Adobe) by Mr. Elop in connection with his commercial air travel between our headquarters in San Jose, California and his personal residence in Canada.

(7) Effective January 9, 2006, Ms. Wynn became our Senior Vice President Worldwide Human Resources. On January 23, 2007, she announced her intention to resign as Senior Vice President, Worldwide Human Resources, effective March 2, 2007.

(8) Effective May 30, 2006, Mr. Furr became our Executive Vice President and Chief Financial Officer. On November 7, 2006, Mr. Furr resigned as our Executive Vice President and Chief Financial Officer, but will remain employed at Adobe through June 30, 2007.

(9) On May 30, 2006 Mr. Demo resigned as our Executive Vice President and Chief Financial Officer. Pursuant to an employment transition agreement, he remained a full-time employee through June 16, 2006 and a part-time employee from June 17 through December 1, 2006.

Stock Options

The following table sets forth information regarding stock options granted in fiscal 2006 to our Named Executive Officers, each under our 2003 Equity Incentive Plan. All options were granted with an exercise price equal to the closing price of our common stock on the date of grant as reported on NASDAQ. Potential realizable values are net of exercise price, but before taxes associated with exercise. These amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term of seven years. The assumed 5% and 10% rates of stock price appreciation are provided for purposes of illustration only and do not represent our estimate or projection of the future price of our common stock.

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants[1] | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
| | Number of Securities Underlying Options Granted | % of Total Options Granted to Employees and Directors in Fiscal Year[2] | Exercise Price ($/Sh) | Expiration Date | | |
Name					5%	10%
Bruce R. Chizen	425,000	2.24%	$39.39	02/02/2013	$6,815,166	$15,882,236
Shantanu Narayen	200,000	1.05	39.39	02/02/2013	3,207,137	7,473,993
Stephen A. Elop	175,000	0.92	38.52	01/03/2013	2,744,264	6,395,302
Karen O. Cottle	90,000	0.47	39.39	02/02/2013	1,443,212	3,363,297
Peg Wynn	150,000	0.79	40.51	02/01/2013	2,473,746	5,764,879
Randy W. Furr	300,000	1.58	30.79	06/22/2013	3,760,387	8,763,300
Murray J. Demo	—	—	—	—	—	—

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(1) The options shown above for Ms. Cottle and Messrs. Chizen, Narayen and Furr vest over four years at a rate of 25% on the first anniversary of the grant date and 2.08% per month for the following 36 months. In accordance with Mr. Furr's transition agreement with Adobe, as amended, he will remain an employee of Adobe through June 30, 2007, at which time his options will cease to vest. Ms. Wynn's options vest as a rate of 25% on the first anniversary of the grant date, 2.08% per month for the following 12 months, and 4.17% per month for the remaining 12 months, until her effective resignation date of March 2, 2007, at which time her options will cease to vest. Mr. Elop no longer holds options to purchase our common stock in connection with his resignation from Adobe effective December 5, 2006.

Under the terms of the applicable option agreements, as modified by the terms of the applicable retention and severance agreements, as described in "Severance and Change-in-Control Arrangements" in this proxy statement, if the optionee terminates employment with Adobe, the exercise period of the option will change as follows:

- if the termination is due to the optionee's normal retirement, death or disability, the exercise period is 12 months from such date, and vesting will accelerate for an additional 12 months; provided, however, that in no event shall the vested percentage exceed 100%; or

- if the termination is due to the optionee's early retirement pursuant to an early retirement program, the exercise period is three months from the date of early retirement or such greater period as established pursuant to the early retirement program; or

- if there is a change in control of Adobe in which we are not the surviving corporation, and, with the exception of Mr. Chizen, termination occurs within 24 months thereafter due to (i) constructive termination or (ii) any reason other than termination for cause, the exercise period is 12 months from the date on which the optionee's employment terminated, and vesting will accelerate such that all option shares will vest in full. Pursuant to the terms of his retention agreement, Mr. Chizen is entitled to accelerated vesting of all his option shares such that they vest in full upon a change in control of Adobe in which we are not the surviving corporation; or

- if the termination is for cause, the option shall terminate and cease to be exercisable on the date of termination; or

- if the termination is for any reason other than stated above, the exercise period is three months from the date of such termination.

The exercise price may be paid in cash, by check, or in cash equivalent; by means of a broker-assisted cashless exercise; to the extent legally permitted, by tender of shares of common stock owned by the optionee having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Executive Compensation Committee; or by any combination of these. Nevertheless, the Executive Compensation Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by us, through the optionee's surrender of a portion of the option shares to Adobe.

(2) Based on 18,968,219 shares subject to options granted to employees and directors under our option plans during fiscal 2006.

Stock Option Exercises and Holdings

The following table shows stock options exercised by the Named Executive Officers in fiscal 2006, including the total value of gains on the date of exercise based on actual sale prices or on the closing price on the date of exercise if the shares were not sold that day, in each case less the exercise price of the stock options. In addition, the number of shares covered by both exercisable and unexercisable stock options, as of December 1, 2006, is shown. Also reported are the values for "in-the-money" options, which represents the positive spread between the exercise price of any such existing stock options and the closing price of our common stock as of December 1, 2006, which was $39.35 as reported on NASDAQ.

**AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES**

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 1, 2006		Value of Unexercised In-the-Money Options at December 1, 2006	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce R. Chizen	500,000	$12,470,550	4,153,357	915,625	$58,770,052	$5,795,156
Shantanu Narayen	950,000	13,217,560	876,433	616,667	8,686,056	4,401,962
Stephen A. Elop	346,994	7,439,369	105,876	474,000	1,886,276	5,410,640
Karen O. Cottle	87,500	1,682,083	57,917	208,750	578,785	1,355,188
Peg Wynn.	—	—	—	150,000	—	—
Randy W. Furr	—	—	—	300,000	—	2,568,000
Murray J. Demo	1,143,562	10,201,663	166,344	—	2,045,656	—

Equity Compensation Plan Information

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of December 1, 2006, including our 1996 Outside Directors Stock Option Plan, 1997 Employee Stock Purchase Plan, 2003 Equity Incentive Plan, and Amended 1994 Performance and Restricted Stock Plan, plus certain non-stockholder approved equity compensation plans assumed by us in connection with our acquisition of Macromedia:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, performance shares and restricted stock units	Weighted average exercise price of outstanding options, performance shares and restricted stock units	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by stockholders	54,787,378	$25.00	41,070,124[1]
Equity compensation plans not approved by stockholders[2]	7,447,134	$18.33	1,338,144

(1) Includes 20.6 million shares which are reserved for issuance under the 1997 Employee Stock Purchase Plan as of December 1, 2006.

(2) On December 3, 2005, in connection with our acquisition of Macromedia, we assumed the outstanding stock awards and the shares remaining available for future issuance under various equity incentive plans maintained by Macromedia.

Effective December 3, 2005, our Board adopted the Adobe Systems Incorporated 2005 Equity Incentive Assumption Plan (the "Assumption Plan"). The Assumption Plan permits the grant of non-statutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares, and performance units. The Assumption Plan has not been approved by our stockholders. The terms and conditions of stock awards under the Assumption Plan are substantially similar to those under the 2003 Equity Incentive Plan. In accordance with applicable NASDAQ listing requirements, we may grant new stock awards under the Assumption Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to December 3, 2005 (other than employees of Macromedia and its affiliates and subsidiaries).

Under the Assumption Plan, an aggregate of 1,338,144 shares of our common stock is reserved for issuance. Such share reserve consists solely of the unused and converted share reserves and potential reversions to the share reserves as of December 1, 2006, with respect to certain Macromedia plans.

The share reserve is divided into Reserve A and Reserve B. Reserve A consists of 19,409 shares of our common stock which includes the unused share reserve of and potential reversions to the Andromedia, Inc. 1999 Stock Plan. Reserve B consists of 1,318,735 shares of our common stock which includes the unused share reserve of and potential reversions to the (i) Macromedia, Inc. 2002 Equity Incentive Plan, (ii) Allaire Corp. 1997 Stock Incentive Plan, (iii) Allaire Corporation 1998 Stock Incentive Plan, and (iv) Allaire Corporation 2000 Stock Incentive Plan. In the event of the forfeiture or expiration of any stock awards granted under the Macromedia plans, the shares of our common stock associated with such forfeited or expired stock awards will become available for award pursuant to the terms of Reserve A or Reserve B, as applicable. No stock awards may be made from Reserve A after August 1, 2009, and no stock awards may be made from Reserve B after November 10, 2014. The Assumption Plan limits the number of shares that may be issued in the form of stock purchase rights, stock bonuses, performance shares, or performance units to 200,000 shares of our common stock. Our Board may terminate or amend the Assumption Plan at any time subject to applicable rules.

In addition to the Assumption Plan, we currently maintain 10 equity compensation plans assumed by us in connection with the Macromedia acquisition. An aggregate of 2,150,589 shares of our common stock is reserved for issuance under these plans. No awards were granted under these plans by Adobe after our assumption of the plans on December 3, 2005, and no additional awards are available for issuance under these plans.

We also assumed certain non-stockholder approved grants outside of the Assumption Plan and the additional 10 equity compensation plans, which total 467,606 shares of our common stock.

In the event of a sale of substantially all of our voting stock, a merger involving us, the sale of substantially all of our assets, or a liquidation or dissolution of us, stock awards may be assumed or substituted by a successor entity. In the event that a successor entity elects not to assume or substitute for such stock awards, the stock awards will become fully vested.

Severance and Change-in-Control Arrangements

Effective December 12, 2006, Adobe adopted a U.S. Executive Severance Plan ("Severance Plan") which replaced our prior U.S. Executive Severance Plan adopted in December 2001. Each of our Named Executive Officers who are currently employed by Adobe, and who are not covered by an individual retention agreement, are covered by the terms of the Severance Plan, including Ms. Cottle, Mr. Furr and Ms. Wynn. Adobe has also entered into individual retention agreements with Messrs. Chizen and Narayen which provide for certain cash payments and acceleration of equity compensation awards in the event of a change in control or termination of such individuals' employment following a change in control of Adobe.

As used in the retention agreements mentioned above and the Severance Plan (collectively, the "Agreements"), a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of our securities by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving Adobe or one of our subsidiaries and our stockholders prior to such transaction own less than 50% of the combined voting power of Adobe (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of Adobe; or (v) a "change in control" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended. If, within two years after a change in control (the "Covered Period"), the employee's employment is involuntarily terminated (an "Involuntary Termination" as defined in the Agreements), such employee will receive a cash severance payment as follows:

Earned but unpaid salary and the cash equivalent for accrued but unused personal time off through the date of termination; plus, the pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets have been or will be achieved); plus, an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (each as defined in the Agreements), multiplied by (ii) two plus one-twelfth for each year of completed service with Adobe (not in excess of 12 years) (the "Severance Multiple").

For Mr. Chizen, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of the change in control (except performance share unit awards, which shall continue to be governed by their current terms). For all other covered Named Executive Officers, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of his or her Involuntary Termination during the Covered Period (except performance share unit awards, which shall continue to be governed by their current terms). Also, the exercise period of all such options will be extended to 12 months from termination.

In addition, pursuant to their retention agreements, Messrs. Chizen and Narayen will each receive continued medical, dental, vision and life insurance coverage for themselves and their dependents for a period of years equal to the Severance Multiple; for those individuals covered by the Severance Plan, he or she will receive COBRA premium payments up to the legal limit for such coverage, or for the period of years equal to the applicable Severance Multiple, whichever is less. If an employee covered by the Severance Plan becomes covered under another employer's group health plan (other than a plan which imposes a pre-existing condition exclusion which applies to the executive officer) during this applicable period of COBRA continuation coverage, our COBRA premium payments will cease.

On May 23, 2005, we entered into an amended and restated employment agreement with Stephen A. Elop, effective upon the closing of the acquisition of Macromedia by Adobe, pursuant to which he served as President of Worldwide Field Operations of Adobe, from December 5, 2005 until his resignation and termination of employment on December 5, 2006. Pursuant to his agreement, Mr. Elop received a lump sum payment in the amount of $875,000 and a retention bonus payment of $1,000,000 effective upon his termination. In addition, certain outstanding and assumed options and restricted stock awards granted to Mr. Elop during his employment with Macromedia became fully vested upon his termination with Adobe. His amended and restated employment agreement also provides for COBRA health care coverage premium payments for the one-year period following Mr. Elop's termination date, or comparable coverage.

On March 22, 2006, we entered into a transition agreement with Mr. Demo, our former Executive Vice President and Chief Financial Officer. Mr. Demo resigned as our Executive Vice President and Chief Financial Officer effective May 30, 2006. From May 30, 2006 to June 16, 2006, Mr. Demo continued to be a full-time employee of Adobe and received the same base salary and benefits that he received immediately prior to his resignation date. From June 17, 2006 to December 1, 2006, Mr. Demo was a part-time employee of Adobe paid on an as-worked, non-exempt basis. During his part-time employment, he was eligible for COBRA insurance coverage and received other employee benefits in accordance with Adobe's applicable plans. Mr. Demo's outstanding option grants continued to vest in accordance with their terms through December 1, 2006. Pursuant to his employment transition agreement, Mr. Demo received a pro-rated portion of his annual incentive plan bonus, which totaled $119,443.

Effective November 7, 2006, Mr. Furr resigned as our Executive Vice President and Chief Financial Officer, but agreed to remain an employee of Adobe through December 31, 2006 to assist with transitional matters. On December 1, 2006, we entered into a transition agreement with Mr. Furr whereby he agreed to extend his employment through March 30, 2007. On February 22, 2007, we amended the transition agreement to extend his employment through June 30, 2007. Under the terms of the transition agreement, as amended, Mr. Furr will continue to receive the same base salary and benefits he was receiving prior to November 7, 2006, and his equity awards will continue to vest in accordance with their applicable terms.

On January 23, 2007, we entered into a resignation agreement with Peg Wynn, Adobe's Senior Vice President of Worldwide Human Resources. Pursuant to the terms of the agreement, Ms. Wynn will resign effective as of the earlier of March 2, 2007, or the business day prior to the date on which she first commences employment with another employer, whichever is first. She will continue to receive her base salary and employee benefits, including continued vesting of her options, until her resignation date. Subsequent to her resignation, Ms. Wynn will receive a lump sum severance payment equal to $290,700, less applicable withholding. The agreement also provides for COBRA health insurance coverage premium payments through the earlier of September 2, 2007 or the date on which Ms. Wynn first obtains or is entitled to obtain other group health insurance coverage.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and any person or entity who own more than ten percent of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than ten percent of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our executive officers and directors based on the information provided by them.

Based solely on review of this information, we believe that, during the 2006 fiscal year, no reporting person failed to file the forms required by Section 16(a) of the Securities Exchange Act on a timely basis, except that, due to administrative errors, a Form 4 for Robert K. Burgess reporting an option grant and conversion of his holdings as a result of Adobe's acquisition of Macromedia, Inc. was filed one day late on December 7, 2005; and three Form 4s for Stephen A. Elop reporting shares of our common stock withheld by Adobe to pay taxes on the vesting of certain shares of restricted stock released on January 24, 2006, February 24, 2006 and March 24, 2006 were not filed until April 17, 2006.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE*

The Executive Compensation Committee sets and administers the policies governing annual compensation of our executive officers, including cash, non-cash compensation and equity compensation programs. The Executive Compensation Committee is also responsible for oversight of our compensation plans and benefit programs. The Executive Compensation Committee reviews and approves equity-based compensation grants to our non-officer employees and consultants, other than stock option grants to our non-officer employees, which are approved by a Management Committee appointed by the Executive Compensation Committee consisting of our Chief Executive Officer and Senior Vice President, Human Resources. In fiscal 2006, the Executive Compensation Committee consisted of three directors, each of whom was an independent director within the meaning of applicable NASDAQ listing standards. The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/aboutadobe/invrelations/corpgovern.html.

Compensation Policies

We operate in the competitive and rapidly changing high technology environment. The goals of our executive compensation program are to inspire executives to achieve our business objectives in this environment, to reward them for their achievement, to foster teamwork, and to attract and retain executive officers who contribute to our long-term success. During fiscal 2006, we used salary, bonus, stock option, and performance based restricted stock units to meet these goals.

Our philosophy and guiding principle is to provide compensation levels that are comparable to those offered by other leading high technology companies. We aim to align the interests of our executive officers with the long-term interests of our stockholders through stock-based compensation and stock ownership guidelines. For example, in fiscal 2006, we awarded options to purchase shares under our 2003 Equity Incentive Plan to our executive officers that contain vesting terms over a four-year period. In addition, we granted performance shares to our executive officers that will be earned, if at all, following Adobe's 2007 fiscal year upon achievement of certain performance thresholds, as described below. Additionally, starting in fiscal 2003 as part of our overall corporate governance and compensation practices, we adopted stock ownership guidelines for our executive officers, as described below. We also believe that a substantial portion of each of our executive's compensation should be in the form of an incentive bonus. Receipt of this bonus is contingent upon our achievement of certain revenue and operating profit levels and individual goal achievement. In fiscal 2006, our executive officers also participated with all of Adobe's regular employees in our corporate profit sharing plan. Beginning in fiscal 2007, our executive officers will no longer be eligible to participate in Adobe's corporate profit sharing plan. Rather, the profit sharing bonus target percentage has been integrated into each executive officer's incentive bonus target for the incentive bonus program. See the full descriptions of the profit sharing plan and the incentive bonus program set forth below.

We have considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended. This law disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year paid to Named Executive Officers, unless compensation is performance-based. Generally, options and performance awards as well as certain restricted stock awards granted under our equity compensation plans will qualify as exempt performance-based compensation. Mr. Chizen's cash compensation and Mr. Elop's cash compensation and compensation earned from certain time-based restricted stock awards in fiscal 2006 exceeded the $1 million threshold, which limited the tax deduction available to us. In fiscal 2006, we submitted and received approval from our stockholders for our

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*   The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Executive Cash Performance Bonus Plan and the Amended 1994 Performance and Restricted Stock Plan to ensure that for future years we qualify to the maximum extent possible our executives' performance-based compensation for deductibility under applicable tax laws.

Compensation Components

Annual Compensation

Salary.   We determine the salary portion of our executive officers' compensation annually, including that of our Chief Executive Officer, in part by reference to multiple compensation surveys and proxy data of high technology companies we view as our peers. For each comparative survey, we correlate each of our executive officers to the position described in the survey that most accurately represents the executive officer's position with Adobe by content, organizational level and revenue. Taking into account the executive officer's levels of responsibility and our past performance, we target a percentile above the median as stated by the survey in determining the base salary initially established for each executive officer. As executive officers mature in their respective positions, we target a higher percentile competitive base salary. We also prepare tally sheets summarizing each executive officer's compensation components to identify gaps and make recommendations that ensure our pay program is aligned with Adobe's business strategy and compensation philosophy.

Incentive Bonus.   A substantial portion of the annual compensation for our executive officers is paid in the form of an incentive bonus pursuant to an annual incentive plan. The incentive plan's objectives are to: drive revenue and operating margin accountability, drive execution of operating plan and strategic objectives, and motivate and inspire our executives to contribute at peak performance. The incentive bonus typically comprises a greater portion of an executive officer's potential total compensation as the executive's level of responsibility increases.

2006 Incentive Plan.   Our fiscal 2006 incentive plan required Adobe to achieve a 90% revenue to plan and 90% operating profit to plan minimum threshold for the executive officers to be eligible for an incentive bonus. The incentive bonus target was computed as a percentage of base salary, which we established for each executive officer. The target incentive bonuses for our executive officers ranged between 50% and 90% of base salary. The percentage target of each bonus contained corporate targets specifically tied to achieving corporate revenue and operating profit thresholds (together the "2006 Corporate Results"), individual goal achievement, and revenue achievement. The bonus target was weighted 50% on 2006 Corporate Results and individual goal achievement, and 50% on corporate revenue achievement. The fiscal 2006 incentive plan allowed for the alteration of payout based on such factors as achievement of publicly announced targets, product milestones, strategic goals, cross-functional teamwork and collaboration, and unforeseen changes in the economy and/or geopolitical climate. Overall, incentive bonuses for fiscal 2006 paid out at an average of 71% based on achievement of the thresholds described above.

2007 Incentive Plan.   Our fiscal 2007 incentive plan requires Adobe to achieve 90% of its revenue target for fiscal 2007 as an initial threshold before any executive officers are eligible for an incentive bonus. If the initial threshold is achieved, the maximum incentive bonus per participant that can be earned is 300% of target bonus. The target incentive bonuses for our executive officers range between 50% and 125% of base salary. Once the initial threshold is achieved, Adobe must then achieve greater than 95% revenue attainment (including shippable backlog) to plan, and greater than 95% operating margin (together the "2007 Corporate Results") threshold for any payout to occur. If the 2007 Corporate Results are above 95% (up to 100% of target), the incentive bonus is calculated by multiplying (1) the executive's target bonus, by (2) a percentage based on the 2007 Corporate Results, which may range from a minimum of 36% to a maximum of 100%, by (3) an individual results percentage (cannot exceed 150%) based on the achievement of three to five individual goals by the executive in the applicable categories as follows:

revenue, product revenue, strategic objectives, people management and expense management ("Individual Results"). If the 2007 Corporate Results are above 100% of target (up to 200% of target), the incentive bonus is calculated by multiplying (1) the executive's target bonus, by (2) a unit multiplier (which is derived from aggregating the target bonus of all participants multiplied by the Corporate Results achievement percentage (the "Funding Level") and allocating a portion of such Funding Level to each business or functional unit of Adobe based on that unit's relative contribution to Adobe's success, and dividing such allocated Funding Level by the aggregate target bonuses within each such unit), by (3) the executive's Individual Results. The incentive bonus cannot exceed $5 million per participant per year. The terms of our fiscal 2007 incentive plan ensure that we qualify to the maximum extent possible our executives' compensation for deductibility under applicable tax laws in accordance with the terms of our stockholder-approved Executive Cash Performance Bonus Plan.

Annual Bonus Pool. Additionally, starting in 2002, we authorized an annual bonus pool of $60,000 that may be awarded by the Chief Executive Officer to other executive officers as special recognition bonuses. No bonuses were awarded in fiscal 2006 out of this bonus pool.

Profit Sharing Plan. Our executive officers also participated with all of Adobe's employees in Adobe's corporate profit sharing plan, under which a bonus of up to 10% of each employee's base salary, payable quarterly, is awarded on the basis of operating profit. In fiscal 2006, profit sharing was paid at the following rate: first quarter—10%; second quarter—8%; third quarter—7.5%; and fourth quarter—8.5%. Beginning in fiscal 2007, our executive officers will no longer be eligible to participate in Adobe's corporate profit sharing plan. Rather, the profit sharing bonus target percentage has been integrated into each executive officer's incentive bonus target for the incentive plan as described above.

Long-term Incentive Compensation

Annual Option Grants. We use stock options to inspire and retain executive officers for the long-term and have also awarded restricted stock in certain circumstances. We believe that these incentives closely align the executive officers' interests with those of stockholders in building share value. As part of our overall corporate governance and compensation practices, the Board adopted the following stock ownership guidelines for our executive officers that we believe further align the executive officers' interests with the stockholders' long-term interests: the Chief Executive Officer should hold 25% of the net shares acquired from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by the Chief Executive Officer equals or exceeds 150,000 shares; each President, Executive Vice President and the Chief Financial Officer should hold 25% of the net shares acquired from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such President, Executive Vice President or the Chief Financial Officer equals or exceeds 50,000 shares; and each Senior Vice President should hold 25% of the net shares acquired from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Senior Vice President equals or exceeds 25,000 shares. In addition, since 2004, our Board has placed additional requirements on options granted to Mr. Chizen, our Chief Executive Officer, who is required to hold 40% of the net shares acquired from the options granted by Adobe (after deducting shares sold to cover the exercise price and taxes, and excluding shares acquired through Adobe's Employee Stock Purchase Plan) for two years unless, following sale of such shares, the total number of Adobe shares held by him equals or exceeds 150,000 shares. For purposes of this section, an "acquired share" includes shares of vested restricted stock and shares issued from the exercise of vested options. "Net shares acquired" means shares remaining after deducting shares sold to cover the exercise price and withheld taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned and shares issued from the exercise of vested options.

Options are typically granted annually, although supplemental options are granted occasionally. All options granted in fiscal 2006 were subject to a four-year vesting provision. We award executive officers stock options based upon each executive officer's relative position, responsibilities and performance over the previous fiscal year and the executive officer's anticipated future performance, potential and responsibilities. We also review prior option grants to each executive officer and to other members of senior management, including the number of shares that continue to be subject to vesting under their respective outstanding options, in setting the size of options to be granted to the executive officers. In addition, we use data compiled by an independent compensation consulting firm on stock options granted by comparable companies based on industry and revenue and target a slightly higher percentile than the median. We grant stock options with an exercise price per share equal to the market price of our common stock on the date of grant as reported on NASDAQ.

2006 Performance Share Program.   Beginning in fiscal 2006, we adopted the 2006 Performance Share Program (the "2006 Program"). We established the 2006 Program to align Adobe's new leadership team to achieve key integration milestones and create stockholder value and to retain key executives. Adobe's executive officers were granted awards under the 2006 Program in the form of "Performance Shares" pursuant to the terms of the 2003 Equity Incentive Plan or the 1994 Performance and Restricted Stock Plan. Performance Shares will be earned, if at all, following the 2007 fiscal year, subject to the achievement of certain performance metrics as described below, and will be settled in fully-vested shares of Adobe common stock. The 2006 Program requires that Adobe achieve at least 90% of the Board approved operating income targets for the combined fiscal 2006 and 2007 year as a minimum threshold before the executive officers will earn any Performance Shares under the 2006 Program. If this threshold is achieved, the number of Performance Shares potentially earned under the 2006 Program will be 150% of the target payout, and the actual number of Performance Shares earned under the 2006 Program will be based on the achievement of eight specific integration-related metrics, including both revenue and non-revenue metrics. Each metric will be weighted equally. We may alter the payout for the achievement of non-revenue metrics based on such factors as market reception, revenue, commitment of strategic partners and quality of product shipped, and the payout for revenue metrics will correlate to the percent of such metric achievement. The executive officers may receive less than their Performance Share target amounts under the 2006 Program, and in no event may the actual payout exceed 150% of target amounts.

2007 Performance Share Program.   For 2007, we adopted the 2007 Performance Share Program (the "2007 Program"). Adobe's executive officers were granted awards under the 2007 Program in the form of "Performance Shares" pursuant to the terms of the 1994 Performance and Restricted Stock Plan. Performance Shares will be earned, if at all, following the 2007 fiscal year, subject to the achievement of certain performance metrics as described below, and will be settled in fully-vested shares of Adobe common stock. The 2007 Program requires that Adobe achieve at least 90% of the Board-approved revenue target for fiscal 2007 as a minimum threshold before the executive officers earn any Performance Shares under the 2007 Program. If this threshold is achieved, the number of Performance Shares potentially earned under the 2007 Program is based on the achievement of two equally-weighted metrics— operating margin and revenue. The payout of Performance Shares will correlate to Adobe's 2007 fiscal year-end achievement for each metric, which minimum achievement must be greater than 95% of the established operating margin and revenue target amounts. The executive officers may receive less than their Performance Share target amounts under the 2007 Program, and in no event may the actual payout exceed 200% of the target amount.

Chief Executive Officer Compensation

Mr. Chizen's base salary remained at $925,000 in fiscal 2006, and his target incentive bonus for fiscal 2006 remained at 100%. In fiscal 2006, Mr. Chizen's target bonus was based on corporate revenue and operating profit as more fully described above and achievement of individual goals in managing the business. For fiscal 2006, Mr. Chizen received an incentive bonus payment of $591,075 under our 2006 annual incentive plan. Mr. Chizen also received profit sharing payments of $90,187 as part of our corporate profit sharing plan described above.

For fiscal 2006, Mr. Chizen was granted a stock option under our 2003 Equity Incentive Plan for 425,000 shares of our common stock in February 2006 at a price per share of $39.39 as part of the annual grant process described above. These options vest over four years at a rate of 25% on the first anniversary of the grant and 2.08% per month thereafter. Mr. Chizen is required to hold 40% of the net shares acquired from these options from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by Mr. Chizen equals or exceeds 150,000 shares. Mr. Chizen was also granted a target award of 55,000 Performance Shares (maximum payout of 82,500 Performance Shares) as part of the 2006 Program described above.

For fiscal 2007, Mr. Chizen was granted a stock option in January 2007 under our 2003 Equity Incentive Plan to purchase 350,000 shares of our common stock in January 2007 at a price per share of $39.69 as part of the annual grant process described above. These options vest over a four-year period at a rate of 2.08% per month. Mr. Chizen is required to hold 40% of the net shares acquired from these options from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by Mr. Chizen equals or exceeds 150,000 shares. Mr. Chizen was also granted a target award of 35,000 Performance Shares (maximum payout of 70,000 Performance Shares) as part of the 2007 Program described above.

EXECUTIVE COMPENSATION COMMITTEE

Michael R. Cannon, Chairperson
Carol Mills
Edward W. Barnholt

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Executive Compensation Committee for fiscal 2006 were Messrs. Cannon and Barnholt and Ms. Mills. There are no members of this Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during the fiscal year, were formerly officers of Adobe, or had any relationship otherwise requiring disclosure hereunder.

DIRECTOR COMPENSATION

In fiscal 2006, our non-employee directors received annual retainers of $35,000 and annual retainers for each Committee such directors served on as follows: Audit Committee—Chairman $30,000, members $15,000; Executive Compensation Committee—Chairman $15,000, members $7,500; Nominating and Governance Committee—Chairman $10,000, members $5,000. Directors are offered the opportunity to purchase Adobe's health, dental and vision insurance at COBRA rates. Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee meetings as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

In addition, each non-employee director is automatically granted a stock option under our 1996 Outside Directors Stock Option Plan (the "1996 Plan") to purchase 25,000 shares of our common stock at a price per share equal to the closing price of our common stock on the grant date as reported on NASDAQ. These options are granted on the day after our annual meeting of stockholders and they are subject to vesting provisions as described below. The closing price of our common stock for the fiscal 2006 grant date was $35.95. New non-employee directors joining the Board automatically receive an option to purchase 50,000 shares of our common stock under the 1996 Plan, subject to the same vesting terms, on the day they become a director, but do not receive an annual grant in connection with their initial annual meeting as a director.

Options granted prior to March 28, 2006 under the 1996 Plan vest and are exercisable at a rate of 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. Options granted subsequent to March 28, 2006 under the 1996 Plan will vest and are exercisable at a rate of 25% on the day immediately preceding each of the first through fourth annual meetings following the grant date. Adjustments are made to outstanding options in the event of a stock dividend, stock split, or other change in our capital structure.

Holders of options granted under the 1996 Plan may only exercise the options once they vest. Options are generally no longer exercisable three months after termination of director status (except in the case of termination due to death or disability). In the event of a change in control, any unexercisable portion of an option shall become fully vested and exercisable 30 days prior to the transaction resulting in a change in control. If the option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction.

We have adopted stock ownership guidelines for members of our Board. Under these guidelines, each non-employee director should hold 25% of the net shares acquired from Adobe for two years unless, following the sale of such shares, the total number of shares held exceeds 5,000 shares. For purposes of this section, an "acquired share" includes shares of vested restricted stock and shares issued from the exercise of vested options. "Net shares acquired" means shares remaining after deducting shares sold to cover the exercise price and withheld taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned and shares issued from the exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Warnock's son is employed by Adobe as a project manager. In fiscal 2006, he was paid $84,203 in compensation, bonus and profit sharing plan payments. This does not affect Dr. Warnock's independence status.

Effective February 26, 2007, Mr. Cannon will become President, Global Operations of Dell Inc. We have an existing relationship with Dell, which is primarily based on our purchase of computer and related equipment from Dell and our receipt of certain royalty payments from Dell. This does not affect Mr. Cannon's independence status.

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as a director, officer or other agent of Adobe, and otherwise to the full extent permitted under Delaware law and our bylaws.

Please see "Severance and Change-in-Control Arrangements" for a description of our arrangements with our executive officers.

PERFORMANCE GRAPH*

Five-Year Stockholder Return Comparison

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a published industry index or an index of peer companies selected by Adobe. We have selected the Standard & Poor's 500 Index ("S&P 500 Index") for the broad equity index for the five fiscal year period commencing December 1, 2001 and ending December 1, 2006. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation, including our operating results, overall profitability, revenue, new product development and increase in market share. See "Report of the Executive Compensation Committee."



Comparison of Five Year Cumulative Total Return†

† Assumes $100 invested on December 1, 2001 in our common stock, the S&P 500 Index and the S&P 500 Software & Services Index, with reinvestment of dividends. For each reported year, our reported dates are the last trading dates of our fiscal year (which ends on the Friday closest to November 30), and the S&P 500 and S&P 500 Software & Services indices dates are the last trading date of November.

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* The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ANNUAL REPORT

Accompanying this proxy statement is our Annual Report on Form 10-K, as amended, for the fiscal year ended December 1, 2006. The Annual Report contains audited financial statements covering our fiscal years ended December 1, 2006, December 2, 2005 and December 3, 2004. Copies of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 1, 2006, as filed with the Securities and Exchange Commission, are available free of charge on our website at www.adobe.com or you can request a copy free of charge by calling 408-536-4700 or sending an e-mail to adobe@kpcorp.com. Please include your contact information with the request.

OTHER MATTERS

We are not aware of any other matters to be submitted for consideration at this meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card will vote the shares they represent using their best judgment.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the annual meeting to be held in 2008, we must receive the proposal at our principal executive offices, addressed to the Secretary, not later than November 3, 2007. In addition, stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive notice of the proposal in compliance with the requirements set forth in our bylaws, addressed to the Secretary at our principal executive offices, not later than November 3, 2007.



Karen O. Cottle
Senior Vice President, General Counsel
& Secretary

San Jose, California
March 2, 2007

ADOBE SYSTEMS INCORPORATED

Charter of the Audit Committee of the Board of Directors

I.   STATEMENT OF POLICY

This Charter specifies the scope of the responsibilities of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Adobe Systems Incorporated (the "Company") and the manner in which those responsibilities shall be performed, including its structure, processes and membership requirements.

The primary purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee management's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls and the Company's compliance with related legal and regulatory requirements. The Committee shall also review the qualifications, independence and performance of the public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work or performing other review or attest services to the Company as required under the federal securities laws (the "Independent Auditor") and shall approve the appointment and terms of engagement of, and retain and oversee the Company's Independent Auditor. The Committee shall prepare any reports required by the Committee under rules of the Securities and Exchange Commission (the "SEC"). The Committee shall regularly report its activities to the Board.

The Company shall provide appropriate funding as determined by the Committee to permit the Committee to perform its duties under this Charter and to compensate its advisors. The Committee, at its discretion, has the authority to initiate special investigations, and if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Committee, to fulfill its duties under this Charter. The Committee may also perform such other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee's role is one of oversight. The Company's management is responsible for preparing the Company's financial statements and providing all required certifications relating to those financial statements; the Independent Auditor is responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is relying on information provided by the Company's management and the Company's Independent Auditor. The Committee is not responsible for providing any expert or special assurance nor any guarantee as to the accuracy or completeness of the Company's financial statements or other public disclosure, nor is the Committee providing any professional certification as to the work of the Independent Auditor.

II.   ORGANIZATION AND MEMBERSHIP REQUIREMENTS

The Committee's composition and qualifications shall meet the rules and requirements of NASDAQ as well as laws and regulations applicable to Audit Committees.

The Committee shall be comprised of three or more directors, none of whom shall:

- accept any compensation from the Company, other than for board or committee service

- be an affiliated person of the Company or any subsidiary of the Company

- not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the prior three years

Each member of the Committee shall meet the independence, experience and financial literacy requirements of NASDAQ and other applicable laws and regulations. At least one member of the

Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The members of the Committee shall be appointed by the Board taking into account the recommendation of the Nominating and Governance Committee and shall serve until their successors shall be duly elected and qualified or their earlier resignation or removal by the Board. Any member of the Committee may be replaced by the Board. Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee may form and delegate authority to subcommittees when appropriate, or to one or more members of the Committee. The Committee shall meet with management, the chief internal auditor, the general counsel and the Independent Auditor in separate executive sessions as appropriate. The Committee shall meet with the Independent Auditor and management to review the Company's financial statements and financial reports contained in the Company's annual and quarterly reports to be filed with the SEC. The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

IV. COMMITTEE AUTHORITY AND RESPONSIBILITIES

The following sets forth the Committee's authority and responsibilities.

The authorities and responsibilities enumerated in this Section shall be the common recurring activities of the Committee in carrying out its purposes. The Committee may assume additional duties or responsibilities, carry out additional functions or adopt additional policies and procedures as may be appropriate to carry out is purposes or in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

A.   Oversight of the Company's Independent Auditor

The Committee shall be directly and solely responsible for the appointment, engagement, termination and oversight of the Independent Auditor (including the resolution of any disagreements between management and the Independent Auditor regarding financial reporting). The Independent Auditor shall report directly to the Committee. The Committee shall:

1. Evaluate annually the qualifications, performance and independence of the Independent Auditor.

2. Obtain periodically from the Independent Auditor a formal written statement of the matters to be communicated to the Committee as required by auditing standards generally accepted in the United States of America, and, in particular, describing all relationships between the Independent Auditor and the Company, and discuss with the Independent Auditor any disclosed relationships or services that may impact auditor objectivity and independence.

3. Ensure the rotation, as required by applicable law or regulation, of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit of the Independent Auditor.

4. Approve in advance as required by applicable law or regulation, the engagement of the Independent Auditor for all audit and permitted non-audit services, based on independence, qualifications and performance, approve the fees of any such engagement, and consider the compatibility of permitted non-audit services with the independence of the auditor; provided, however, that the Committee may delegate to any subcommittee when appropriate, or to one or more members of the Committee, the authority to grant preapprovals for audit and permitted non-audit services, and provided, further, that the decisions of such subcommittee or such member or members of the Committee to grant any such preapproval shall be presented to the Committee at its next scheduled meeting.

5. Meet with the Independent Auditor annually to discuss the overall scope, planning and staffing of the audit.

6. Periodically review with the Independent Auditor any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information and any significant disagreement among management and the Independent Auditor in connection with the preparation of the financial statements.

7. Review with the Independent Auditor on a timely basis any accounting adjustments that were proposed by the auditor, any material written communications between the audit firm and the Company's management with respect to auditing or accounting issues and any "management" or "internal control" letters or schedules of unadjusted differences issued, or proposed to be issued, by the audit firm to the Company.

8. Review with the Independent Auditor the critical accounting policies and practices used by the Company, all alternative treatments of financial information that the Independent Auditor has discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the Independent Auditor.

B. Review of Charter, Financial Reporting, Policies and Processes

To fulfill its responsibilities and duties the Committee shall, to the extent that it deems necessary or appropriate, and in addition to the items described above:

1. Review the adequacy of this Charter on an annual basis, or as otherwise necessary, and make recommendations to the Board concerning any amendments to this Charter.

2. Review and discuss with management and the Independent Auditor the Company's annual audited and quarterly financial statements, including the effect of regulatory and accounting initiatives, and any certification, report, opinion or review rendered by the Independent Auditor, and recommend to the Board whether the audited financial statements should be included in the Company's annual report on Form 10-K.

3. Review and discuss with management and the Independent Auditor the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Form 10-K and Form 10-Q.

4. Review with management and the Independent Auditor any significant judgments made by management in the preparation of the financial statements and the view of each as to appropriateness of such judgments.

5. The Committee shall review and discuss with management, the chief internal auditor and the Independent Auditor, prior to public dissemination, the annual internal control report of management required by applicable law or regulation.

6. Review quarterly with management its evaluation of the Company's procedures and controls designed to ensure that information required to be disclosed in its periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports ("Disclosure Controls"), and consider whether any changes are appropriate in light of management's evaluation of the effectiveness of such Disclosure Controls.

C. Risk Management, Legal Compliance and Ethics

1. Review the overall scope and design of the internal audit procedures with the chief internal auditor.

2. Review with the principal executive and financial officers of the Company any report on significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

3. Review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations.

4. Ensure the establishment of and periodically review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

5. Review the code of ethics for senior officers, as necessary, and ensure prompt disclosure to the public, as required by applicable law or regulation, of such code of ethics and of any change in, or waiver of, such code of ethics.

6. Prepare the Committee's report required by the rules of the SEC to be included in the Company's annual proxy statement.

7. The Committee shall review periodically with the Company's General Counsel legal and regulatory matters that could have a material impact on the Company's financial statements or compliance policies.

ADOBE SYSTEMS INCORPORATED
AMENDED AND RESTATED
2003 EQUITY INCENTIVE PLAN

1. **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

1.1 **Establishment.** Adobe Systems Incorporated, a Delaware corporation, hereby establishes the Adobe Systems Incorporated 2003 Equity Incentive Plan (as amended and restated, the *"Plan"*) effective as of April 9, 2003, the date of its approval by the stockholders of the Company (the *"Effective Date"*).

1.2 **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Stock Purchase Rights, Stock Bonuses, Restricted Stock Units, Performance Shares and Performance Units.

1.3 **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, all Incentive Stock Options shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted by the Board or the date the Plan is duly approved by the stockholders of the Company.

2. **DEFINITIONS AND CONSTRUCTION.**

2.1 **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) *"Affiliate"* means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly, or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on Form S-8 under the Securities Act.

(b) *"Award"* means any Option, SAR, Stock Purchase Right, Stock Bonus, Restricted Stock Unit, Performance Share or Performance Unit granted under the Plan.

(c) *"Award Agreement"* means a written agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant. An Award Agreement may be an "Option Agreement, an "SAR Agreement," a "Stock Purchase Agreement," a "Stock Bonus Agreement, " a "Restricted Stock Unit Agreement," " a "Performance Share Agreement" or a "Performance Unit Agreement."

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(f)   *"Committee"* means the Executive Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(g)   *"Company"* means Adobe Systems Incorporated, a Delaware corporation, or any successor corporation thereto.

(h)   *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on (i) registration on a Form S-8 Registration Statement under the Securities Act, or (ii) Rule 701 of the Securities Act, or (iii) other means of compliance with the securities laws of all relevant jurisdictions.

(i)   *"Disability"* means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

(j)   *"Dividend Equivalent"* means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(k)   *"Employee"* means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; *provided, however,* that neither service as a member of the Board nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan.

(l)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m)   *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on the Nasdaq Global Select Market, The Nasdaq SmallCap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(n) *"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(o) *"Insider"* means an Officer, a member of the Board or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(p) *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement) an incentive stock option within the meaning of Section 422(b) of the Code.

(q) *"Officer"* means any person designated by the Board as an officer of the Company.

(r) *"Option"* means the right to purchase Stock at a stated price for a specified period of time granted to a participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(s) *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(t) *"Participant"* means any eligible person who has been granted one or more Awards.

(u) *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(v) *"Participating Company Group"* means, at any point in time, all corporations collectively which are then Participating Companies.

(w) *"Performance Award"* means an Award of Performance Shares or Performance Units.

(x) *"Performance Award Formula"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 9.3 of the Plan which provides the basis for computing the value of a Performance Award at one or more threshold levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(y) *"Performance Goal"* means a performance goal established by the Committee pursuant to Section 9.3 of the Plan.

(z) *"Performance Period"* means a period established by the Committee pursuant to Section 9.3 of the Plan at the end of which one or more Performance Goals are to be measured.

(aa) *"Performance Share"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Share, as determined by the Committee, based on performance.

(bb) *"Performance Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon performance.

(cc) *"Predecessor Plans"* mean, collectively, the Adobe Systems Incorporated 1994 Stock Option Plan and the Adobe Systems Incorporated 1999 Equity Incentive Plan.

(dd) *"Restricted Stock Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 8 of the Plan to receive one share of Stock, a cash payment equal to the value of one share of Stock, or a combination thereof, as determined in the sole discretion of the Committee.

(ee) *"Restriction Period"* means the period established in accordance with Section 8.5 of the Plan during which shares subject to a Stock Award are subject to Vesting Conditions.

(ff) *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(gg) *"SAR"* or *"Stock Appreciation Right"* means a bookkeeping entry representing, for each share of Stock subject to such SAR, a right granted to a Participant pursuant to Section 7 of the Plan to receive payment of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price.

(hh) *"Section 162(m)"* means Section 162(m) of the Code.

(ii) *"Securities Act"* means the Securities Act of 1933, as amended.

(jj) *"Service"* means a Participant's employment or service with the Participating Company Group as an Employee or a Consultant, whichever such capacity the Participant held on the date of grant of an Award or, if later, the date on which the Participant commenced Service. Unless otherwise determined by the Board, a Participant's Service shall be deemed to have terminated if the Participant ceases to render service to the Participating Company Group in such initial capacity. However, a Participant's Service shall not be deemed to have terminated merely because of a change in the Participating Company for which the Participant renders such Service in such initial capacity, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have terminated if the Participant takes any bona fide leave of absence approved by the Company of ninety (90) days or less. In the event of a leave in excess of ninety (90) days, the Participant's Service shall be deemed to terminate on the ninety-first (91st) day of the leave unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, a leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the corporation for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(kk) *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2 of the Plan.

(ll) *"Stock Award"* means an Award of a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit Award.

(mm) *"Stock Bonus"* means Stock granted to a Participant pursuant to Section 8 of the Plan.

(nn) *"Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 8 of the Plan.

(oo) *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(pp) *"Ten Percent Owner"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(qq) *"Vesting Conditions"* mean those conditions established in accordance with Section 8.5 of the Plan prior to the satisfaction of which shares subject to a Stock Award remain subject to forfeiture or a repurchase option in favor of the Company.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. <u>**ADMINISTRATION.**</u>

3.1 **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. The Board may, in its discretion, delegate to a committee comprised of one or more Officers the authority to grant one or more Options, without further approval of the Board or the Committee, to any Employee, other than a person who, at the time of such grant, is an Insider; *provided, however,* that (i) such Awards shall not be granted for shares in excess of the maximum aggregate number of shares of Stock authorized for issuance pursuant to Section 4.1, (ii) the exercise price per share of each Option shall be not less than the Fair Market Value per share of the Stock on the effective date of grant (or, if the Stock has not traded on such date, on the last day preceding the effective date of grant on which the Stock was traded), and (iii) each such Award shall be subject to the terms and conditions of the appropriate standard form of Award Agreement approved by the Board or the Committee and shall conform to the provisions of the Plan and such other guidelines as shall be established from time to time by the Board or the Committee.

3.3 **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 **Committee Complying with Section 162(m).** If the Company is a "publicly held corporation" within the meaning of Section 162(m), the Board may establish a Committee of "outside directors" within the meaning of Section 162(m) to approve the grant of any Award which might reasonably be anticipated to result in the payment of employee remuneration that would otherwise exceed the limit on employee remuneration deductible for income tax purposes pursuant to Section 162(m).

3.5 **Powers of the Committee.**   In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b) to determine the type of Award granted and to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award of SARs, Restricted Stock Units, Performance Shares or Performance Units will be settled in shares of Stock, cash, or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of or to accommodate the laws, regulations, tax or accounting effectiveness, accounting principles or custom of, foreign jurisdictions whose citizens may be granted Awards; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.6 **Repricing.**   Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Board shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs and the grant in substitution therefor of new Awards having a lower exercise or purchase price or (b) the amendment of outstanding Options or SARs to reduce the exercise price thereof. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.7 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; *provided, however,* that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. **SHARES SUBJECT TO PLAN.**

4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be one hundred and seventy-two million four hundred and seventy-four thousand six hundred and twenty (172,474,620)(1). The number of shares of stock available for issuance under the Plan shall be reduced (a) by one (1) share for each share issued pursuant to options or rights granted pursuant to the Predecessor Plans or pursuant to Options or Stock Appreciation Rights and (b) by two and one-tenth (2.1) shares for each share issued pursuant to Awards other than those set forth in the preceding clause (a); *provided, however,* that for Awards granted prior to April 5, 2007, the reduction was one (1) share of Stock for each share of Stock issued pursuant to any Awards. Such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company at the Participant's purchase price to effect a forfeiture of unvested shares upon termination of Service, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall be added back to the Plan share reserve in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Section 4.1 and again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award (other than a SAR that may be settled in shares of Stock and/or cash) that is settled in cash. Shares withheld in satisfaction of tax withholding obligations pursuant to Section 13.2 shall not again become available for issuance under the Plan. Upon exercise of a SAR, whether in cash or shares of Stock, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by "net exercise" (as described in Section 6.3(a)(iv)) or tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.

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(1) Share amounts are adjusted to reflect a two-for-one stock split of the Company's common stock on May 23, 2005.

4.2 **Adjustments for Changes in Capital Structure.** In the event of any change in the Stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and class of shares subject to the Plan, in the ISO Share Limit set forth in Section 5.3(b), the Award limits set forth in Section 5.4 and to any outstanding Awards, and in the exercise or purchase price per share under any outstanding Award. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

5. **ELIGIBILITY AND AWARD LIMITATIONS.**

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees and Consultants. No Award shall be granted prior to the date on which such person commences Service.

5.2 **Participation.** Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 **Incentive Stock Option Limitations.**

(a) *Persons Eligible.* An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person, but who is otherwise an Employee of or Consultant to the Company or any of its Affiliates, may be granted only a Nonstatutory Stock Option.

(b) *ISO Share Limit.* Subject to adjustment as provided in Section 4.2, in no event shall more than 122,474,620 shares of Stock be available for issuance pursuant to the exercise of Incentive Stock Options granted under the Plan or the Predecessor Plans (the *"ISO Share Limit"*).

(c) *Fair Market Value Limitation.* To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, each portion shall be separately identified.

5.4 **Award Limits.**

(a) *Section 162(m) Award Limits.*   The following limits shall apply to the grant of any Award if, at the time of grant, the Company is a "publicly held corporation" within the meaning of Section 162(m).

(i) **Options and SARs.**   Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options or Freestanding SARs which in the aggregate are for more than four million (4,000,000) shares of Stock. An Option which is canceled (or a Freestanding SAR as to which the exercise price is reduced to reflect a reduction in the Fair Market Value of the Stock) in the same fiscal year of the Company in which it was granted shall continue to be counted against such limit for such fiscal year.

(ii) **Stock Awards.**   Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Stock Awards, subject to Vesting Conditions based on the attainment of Performance Goals, for more than two hundred thousand (200,000) shares of Stock.

(iii) **Performance Awards.**   Subject to adjustment as provided in Section 4.2, no Employee shall be granted (A) Performance Shares which could result in such Employee receiving more than two hundred thousand (200,000) shares of Stock for each full fiscal year of the Company contained in the Performance Period for such Award, or (B) Performance Units which could result in such Employee receiving more than two million five hundred thousand dollars ($2,500,000) for each full fiscal year of the Company contained in the Performance Period for such Award. No Participant may be granted more than one Performance Award for the same Performance Period.

6. **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. No Option or purported Option shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.**   The exercise price for each Option shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

6.2 **Exercisability and Term of Options.**   Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; *provided, however,* that (a) no Option shall be exercisable after the expiration of eight (8) years after the effective date of grant of such Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder shall terminate eight (8) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3 **Payment of Exercise Price.**

(a) ***Forms of Consideration Authorized.***   Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a *"Cashless Exercise"*), (iv) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided further, however,* that shares of Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or (v) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (v) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) **Limitations on Forms of Consideration.**

(i) **Tender of Stock.**   Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for more than six (6) months (or such longer or shorter period as necessary to avoid a charge to earnings for financial accounting purposes) and not used for another Option exercise by attestation during any such period or were not acquired, directly or indirectly, from the Company.

(ii) **Cashless Exercise.**   The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

6.4 **Effect of Termination of Service.**   An Option shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option.

6.5 **Transferability of Options.**   During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. No Option shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 Registration Statement under the Securities Act.

7. **TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS**.

SARs shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. No SAR or purported SAR shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 **Types of SARs Authorized.**   SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2 **Exercise Price.**   The exercise price for each SAR shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR.

7.3 **Exercisability and Term of SARs.**

(a) *Tandem SARs.*   Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b) *Freestanding SARs.*   Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; *provided, however,* that no Freestanding SAR shall be exercisable after the expiration of eight (8) years after the effective date of grant of such SAR.

7.4 **Exercise of SARs.**   Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made in cash, shares of Stock, or any combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing such SAR, payment shall be made in a lump sum as soon as practicable following the date of exercise of the SAR. The Award Agreement evidencing any SAR may provide for deferred payment in a lump sum or in installments. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant.

7.5 **Deemed Exercise of SARs.** If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6 **Effect of Termination of Service.** An SAR shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such SAR.

7.7 **Nontransferability of SARs.** SARs may not be assigned or transferred in any manner except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

8. **TERMS AND CONDITIONS OF STOCK AWARDS.**

Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit, and the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. No Stock Award or purported Stock Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 **Types of Stock Awards Authorized.** Stock Awards may be in the form of a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit. Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, service to a Participating Company or upon the attainment of one or more Performance Goals described in Section 9.4. If either the grant of a Stock Award or the lapsing of the Restriction Period is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 9.3 through 9.5(a).

8.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to such Stock Award.

8.3 **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right; *provided, however,* that no Stock Purchase Right granted to a Employee or Consultant may become exercisable prior to the date on which such person commences Service.

8.4 **Payment of Purchase Price.** Stock Bonuses shall be issued in consideration for past services actually rendered to a Participating Company or for its benefit. At the time of grant of Restricted Stock Units, the Committee will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Stock acquired pursuant to Restricted Stock Units. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right or delivered pursuant to a Restricted Stock Unit shall be made (i) in cash, by check, or cash equivalent, (ii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iii) by any combination thereof, in each case consistent with any requirements under applicable law regarding payment in respect of the "par value" of the Stock. The Committee may at any time or from time to time grant Stock Purchase Rights or Restricted Stock Units which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

8.5 **Vesting; Restrictions on Transfer; Deferral.** Shares issued pursuant to any Stock Award may or may not be made subject to vesting conditioned upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 9.4 (the *"Vesting Conditions"*), as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period (the *"Restriction Period"*) in which shares acquired pursuant to a Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event, as defined in Section 11.1, or as provided in Section 8.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions. Restricted Stock Units may be subject to such conditions that may delay the delivery of the shares of Stock (or their cash equivalent) subject to Restricted Stock Units after the vesting of such Award.

8.6 **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during the Restriction Period applicable to shares subject to a Stock Bonus or Restricted Stock Purchase Right, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. With respect to Restricted Stock Units, the Committee may, in its sole discretion, provide that dividend equivalents shall not be paid or provide either for the current payment of dividend equivalents or for the accumulation and payment of dividend equivalents to the extent that the Restricted Stock Units become nonforfeitable. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, then any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Stock Award shall be immediately subject to the same Vesting Conditions and, if applicable, deferral elections as the shares subject to the Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7 **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Stock Award and set forth in the Award Agreement, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (i) the

Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, (ii) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (iii) the Participant shall forfeit all rights in any portion of a Restricted Stock Unit award that has not vested as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8 **Nontransferability of Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Stock Award may not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

9. TERMS AND CONDITIONS OF PERFORMANCE AWARDS.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No Performance Award or purported Performance Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1 **Types of Performance Awards Authorized.** Performance Awards may be in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

9.2 **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.2, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial value of one hundred dollars ($100). The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

9.3 **Establishment of Performance Period, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. Unless otherwise permitted in compliance with the requirements under Section 162(m) with respect to "performance-based compensation," the Committee shall establish the Performance Goal(s) and Performance Award Formula applicable to each Performance Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period or (b) the date on which 25% of the Performance Period has elapsed, and, in any event, at a time when the outcome of the Performance Goals remains substantially uncertain. Once established, the Performance Goals and Performance Award Formula shall not be changed during the Performance Period. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

9.4 **Measurement of Performance Goals.** Performance Goals shall be established by the Committee on the basis of targets to be attained with respect to one or more measures of business or financial performance (each, a *"Performance Measure"*), subject to the following:

(a) *Permitted Performance Measures.* Performance Measures may be one or more of the following, as determined by the Committee:

(i) growth in revenue;

(ii) growth in the market price of the Stock;

(iii) operating margin;

(iv) gross margin;

(v) operating income;

(vi) pre-tax profit;

(vii) earnings before interest, taxes and depreciation;

(viii) earnings before interest, taxes, depreciation and amortization;

(ix) net income;

(x) total return on shares of Stock relative to the increase in an appropriate index as may be selected by the Committee;

(xi) earnings per share;

(xii) return on stockholder equity;

(xiii) return on net assets;

(xiv) expenses;

(xv) return on capital;

(xvi) economic value added;

(xvii) market share;

(xviii) operating cash flow;

(xix) cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization;

(xx) cash flow per share;

(xxi) customer satisfaction;

(xxii) implementation or completion of projects or processes;

(xxiii) improvement in or attainment of working capital levels;

(xxiv) stockholders' equity; and

(xxv) other measures of performance selected by the Committee.

(b) *Structure of Performance Measures and Performance Goals.* Performance Measures and Performance Goals may differ from Participant to Participant and from Performance Award to

Performance Award. Performance Goals may, as the Committee specifies, either include or exclude the effect of payment of Performance Awards under this Plan and any other performance plans of the Company. In establishing a Performance Goal, the Committee may provide that performance shall be appropriately adjusted as follows:

(i)   to exclude restructuring and/or other nonrecurring charges;

(ii)   to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings;

(iii)   to exclude the effects of changes to generally accepted accounting principles required by the Financial Accounting Standards Board;

(iv)   to exclude the effects of any statutory adjustments to corporate tax rates;

(v)   to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles;

(vi)   to exclude any other unusual, non-recurring gain or loss or other extraordinary item;

(vii)   to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development;

(viii)   to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions;

(ix)   to exclude the dilutive effects of acquisitions or joint ventures;

(x)   to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture;

(xi)   to exclude the effect of any change in the outstanding shares of Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends;

(xii)   to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); and

(xiii)   to reflect any partial or complete corporate liquidation.

(c) *Performance Goals.*   Performance Goals may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Goal may be stated as an absolute value or as a value determined relative to a standard selected by the Committee.

9.5 **Settlement of Performance Awards.**

(a) ***Determination of Final Value.***   As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) ***Discretionary Adjustment of Award Formula.***   In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant who is not a "covered employee" within the meaning of Section 162(m) (a *"Covered Employee"*) to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. If permitted under a Covered Employee's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Covered Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula. No such reduction may result in an increase in the amount payable upon settlement of another Participant's Performance Award.

(c) ***Effect of Leaves of Absence.***   Unless otherwise required by law, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days of leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on a leave of absence.

(d) ***Notice to Participants.***   As soon as practicable following the Committee's determination and certification in accordance with Sections 9.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) ***Payment in Settlement of Performance Awards.***   As soon as practicable following the Committee's determination and certification in accordance with Sections 9.5(a) and (b), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. An Award Agreement may provide for deferred payment in a lump sum or in installments at the election of the Participant or otherwise. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalents or interest.

(f) ***Provisions Applicable to Payment in Shares.***   If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the value of a share of Stock determined by the method specified in the Award Agreement. Such methods may include, without limitation, the closing market price on a specified date (such as the settlement date) or an average of market prices over a series of trading days. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

9.6 **Dividend Equivalents.** In its discretion, the Committee may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to the date on which the Performance Shares are settled or forfeited. Dividend Equivalents may be paid currently or may be accumulated and paid to the extent that Performance Shares become nonforfeitable, as determined by the Committee. Settlement of Dividend Equivalents may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 9.5. Dividend Equivalents shall not be paid with respect to Performance Units.

9.7 **Effect of Termination of Service.** The effect of a Participant's termination of Service on the Participant's Performance Award shall be as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Performance Award.

9.8 **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award may be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. **STANDARD FORMS OF AWARD AGREEMENT.**

10.1 **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

10.2 **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; *provided, however,* that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

11. **CHANGE IN CONTROL**.

11.1 **Definitions.**

(a) An *"Ownership Change Event"* shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange by the stockholders of the Company of all or substantially all of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company); or (iv) a liquidation or dissolution of the Company.

(b) A *"Change in Control"* shall mean an Ownership Change Event or series of related Ownership Change Events (collectively, a *"Transaction"*) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of an Ownership Change Event described in Section 11.1(a)(iii), the entity to which the assets of the Company were transferred.

11.2   **Effect of Change in Control on Options, SARs and Restricted Stock Units.**   In the event of a Change in Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, either assume the Company's rights and obligations under outstanding Options, SARs and Restricted Stock Units or substitute for outstanding Options, SARs and Restricted Stock Units substantially equivalent equity awards for the Acquiror's stock. In the event the Acquiror elects not to assume or substitute for outstanding Options, SARs or Restricted Stock Units in connection with a Change in Control, the Committee shall provide that any unexercised and/or unvested portions of such outstanding Awards shall be immediately exercisable and vested in full as of the date thirty (30) days prior to the date of the Change in Control. The exercise and/or vesting of any Option, SAR or Restricted Stock Unit that was permissible solely by reason of this paragraph 10.2 shall be conditioned upon the consummation of the Change in Control. Any Options, SARs or Restricted Stock Units which are not assumed or replaced by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

11.3   **Effect of Change in Control on Stock Awards.**   The Committee may, in its discretion, provide in any Award Agreement evidencing a Stock Award that, in the event of a Change in Control, the lapsing of the Restriction Period applicable to the shares subject to the Stock Award held by a Participant whose Service has not terminated prior to such date shall be accelerated effective as of the date of the Change in Control to such extent as specified in such Award Agreement. Any acceleration of the lapsing of the Restriction Period that was permissible solely by reason of this Section 11.3 and the provisions of such Award Agreement shall be conditioned upon the consummation of the Change in Control.

11.4   **Effect of Change in Control on Performance Awards.**   The Committee may, in its discretion, provide in any Award Agreement evidencing a Performance Award that, in the event of a Change in Control, the Performance Award held by a Participant whose Service has not terminated prior to such date shall become payable effective as of the date of the Change in Control to such extent as specified in such Award Agreement.

12.   **COMPLIANCE WITH SECURITIES LAW.**

12.1   The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (i) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (ii) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

12.2   If the exercise of an Award, or the purchase or delivery of shares of Stock subject to an Award, following the termination of the Participant's Service would be prohibited at any time during the applicable post-termination period solely because the issuance of shares of Stock would violate the registration requirements under the Securities Act, then the Award shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Participant's Service during which the exercise of the Award would not be in violation of such registration requirements, or (ii) the expiration of the term of the Award as set forth in the Award Agreement.

13. **TAX WITHHOLDING.**

13.1 **Tax Withholding in General.**   The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for, the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

13.2 **Withholding in Shares.**   The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

14. **TERMINATION OR AMENDMENT OF PLAN.**

The Committee may terminate or amend the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule. No termination or amendment of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with any applicable law, regulation or rule.

15. **MISCELLANEOUS PROVISIONS.**

15.1 **Repurchase Rights.**   Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

15.2 **Provision of Information.**   Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

15.3　**Rights as Employee or Consultant.**　No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee or Consultant, or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award can in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

15.4　**Rights as a Stockholder.**　A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

15.5　**Fractional Shares.**　The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

15.6　**Beneficiary Designation.**　Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

15.7　**Unfunded Obligation.**　Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

15.8　**Section 409A.**　Notwithstanding anything in the Plan to the contrary, it is the intent of the Company that the administration of the Plan, and the granting of all Awards under the Plan, shall be in accordance with Section 409A of the Code ("*Section 409A*"), and shall not cause the acceleration of, or the imposition of the additional, taxes provided for in Section 409A without the express consent of the affected Participant. Any Award shall be granted, deferred, paid out or modified under the Plan in a manner that shall be intended to avoid the acceleration of taxation, or the imposition of penalty taxation, under Section 409A upon a Participant absent the express consent of the affected Participant. If it is reasonably determined by the Committee that any amounts payable in respect of any Award under the Plan will be taxable to a Participant under Section 409A prior to the payment and/or delivery to such Participant of such amounts or will be subject to the acceleration of taxation or the imposition of penalty taxation under Section 409A, in either case without the consent of the Participant, the Committee may, without the consent of the affected Participants, (i) adopt such amendments to the Plan and related Award, and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder, and/or (ii) take such other actions as the Committee determines necessary or appropriate to comply with the requirements of Section 409A.



C/O COMPUTERSHARE INVESTOR SERVICES LLC
250 ROYALL STREET
CANTON, MA 02021

NOW YOU CAN VOTE SHARES BY TELEPHONE OR INTERNET!
QUICK* EASY * IMMEDIATE * AVAILABLE
24 HOURS A DAY 7 DAYS A WEEK

The Company encourages you to take advantage of the new and convenient ways to vote the shares. If voting by proxy, you may vote by mail, or choose one of the two other methods described below. Your telephone or Internet vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed, and returned your proxy card. To vote by telephone, the Internet or mail, read the accompanying proxy statement, then follow these easy steps.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 PM, Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY INTERNET - www.proxvvote.com
Use the lnternet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Adobe Systems Incorporated, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS ☒ ADOBE1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE SYSTEMS INCORPORATED

Vote on Directors

	For All	Withhold All	For All Except
1. Election of the five (5) Class II directors proposed in the accompanying Proxy Statement to serve for a two-year term. (The Board recommends a vote for all nominees.) 01) Robert K. Burgess 04) Robert Sedgewick 02) Carol Mills 05) John E. Warnock 03) Colleen M. Pouliot	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposals

	For	Against	Abstain
2. Approval of the amendment and restatement of the Adobe Systems Incorporated 2003 Equity Incentive Plan. (The Board recommends a vote for this proposal.)	☐	☐	☐
3. Stockholder proposal. (The Board recommends a vote against this proposal.)	☐	☐	☐
4. Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending November 30, 2007. (The Board recommends a vote for this proposal.)	☐	☐	☐

5. Transacting of such other business as may properly come before the meeting or any adjournment or postponement thereof.

For comments, please check this box and write them on the back where indicated. ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by the President or Vice President and the Secretary or Assistant Secretary, and the corporate seal should be affixed thereto. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

Signature [PLEASE SIGN WITHIN BOX] Date **P40671** Signature (Joint Owners) Date

123,456,789,012
00724F101
72

PROXY

ADOBE SYSTEMS INCORPORATED
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

The undersigned hereby appoints John E. Warnock and Bruce R. Chizen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 32l Park Avenue, East Tower, San Jose, California 95110-2704 on Thursday, April 5, 2007 at 3:00 p.m., local time, and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR proposals 1, 2 and 4 and AGAINST proposal 3.** Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

Comments:

(If you noted any comments above, please mark the corresponding box on the reverse side.)

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD
PROMPTLY USING THE ENCLOSED ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)